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TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Vistula Communications Services, Inc.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	20-0734966 (I.R.S. Employer Identification No.)
40 Portman Square, 4th Floor London W1H 6LT United Kingdom (Address of Principal Executive Offices and Zip Code)
+44 (0) 20 7486 4900 (Issuer's Telephone Number)
with a copy of all communications and correspondence to:
Paul Bork, Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000
Securities to be registered under Section 12(b) of the Act: None.
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

i

ii

PART I

        Vistula Communications Services, Inc. ("VCS", the "company" or "we") is filing this registration statement on Form 10-SB on a voluntary basis to provide current public information to the investment community and to comply with applicable requirements for the quotation or listing of our securities on a national securities exchange or other public trading market.

ITEM 1.    DESCRIPTION OF BUSINESS

Business Development

        VCS was incorporated on September 22, 2003 under the laws of the State of Delaware. On March 2, 2004, VCS acquired all of the issued and outstanding ordinary shares of Cardlink Services Limited, a company incorporated under the laws of Scotland ("Cardlink") and all of the issued and outstanding ordinary shares of Vistula Limited, a company incorporated under the laws of England and Wales ("Vistula"). VCS issued an aggregate of 23,885,000 shares of common stock to the former shareholders of Vistula and Cardlink in exchange for all of the shares of Cardlink and Vistula. VCS was originally incorporated under the name VCS, Inc. VCS changed its name to Vistula Communications Services, Inc. on March 4, 2004.

        Cardlink was incorporated in February 1996 and was acquired by Mr. Rupert Galliers-Pratt, the chairman of our board of directors and our chief executive officer and president, and members of his family in April, 2003 from Metromedia International Telecommunications Inc., a wholly owned subsidiary of Metromedia International Group Inc. (OTCBB: MMG). From the time of its acquisition by Mr. Galliers-Pratt through the date of this registration statement, Cardlink has been inactive.

        Vistula was incorporated and commenced operations in August 2002. Since its incorporation in August 2002 through to the completion of the exchange of Vistula shares for shares in VCS, Vistula was owned entirely by an entity controlled by Mr. Galliers-Pratt and his immediate family.

        On February 4, 2004, VCS incorporated a new subsidiary, Vistula USA, Inc. ("Vistula USA"), under the laws of the State of Delaware. Vistula USA provides the U.S.-based telecommunications switching services which were previously provided by Vistula.

        We have agreed to purchase certain telecommunications equipment (including two Sonus Networks switches) from MRS Partners, LLC for $1,670,000 in cash and 725,000 shares of our common stock. Pending the completion of this purchase, which must occur on or prior to April 1, 2005, we are leasing this equipment from MRS Partners.

        Neither VCS nor any of its subsidiaries have been involved in any bankruptcy or bankruptcy proceeding.

        Our principal executive offices are located at 40 Portman Square, 4th Floor, London W1H 6LT, United Kingdom and our telephone number and fax number at that office are +44 (0) 20 7486 4900 and +44 (0) 20 7487 4001, respectively. Our principal Internet address is www.vistula.com.

Business of the Issuer

        We currently have three subsidiaries: Vistula, Vistula USA and Cardlink. Through Vistula and Vistula USA, we currently provide wholesale value-added telecommunications services (including direct and partner voice routing services) to Tier 1 and Tier 2 telecommunication carriers and transit network operators. Beginning in the fourth quarter of 2004, through Vistula and Vistula USA, we expect to market and distribute the V-Cube™ Voice over Internet Protocol, or "VoIP", software platform developed by NetYantra to telecommunications carriers, Internet service providers, or "ISPs", large corporations and small and medium enterprises, or "SMEs", throughout the world.

        Through our Cardlink subsidiary, which is currently inactive, we plan to market and distribute electronic top-up software, which enables prepayment for services provided by mobile telephone operators, and associated services to Tier 1 and Tier 2 telecommunications carriers and transit network operators throughout the world. Cardlink has developed a software product suite which enables mobile operators to electronically process prepayments from "pay-as-you-go" mobile phone customers.

        We are focused on providing high margin services to telecommunications carriers and network operators. We expect to begin actively marketing and distributing our V-Cube™ VoIP software platform in the near future. We believe that the combination of our existing traditional current switching services and VoIP switching services and the anticipated launch of our V-Cube™ VoIP platform will allow our operating subsidiaries to occupy strong positions within the telecommunications market. Neither VCS nor any of our operating subsidiaries has any significant borrowings.

        We have an experienced management team. Our executive officers have worked in the telecommunications industry for the past 15 years and have occupied senior executive positions in a number of international carriers throughout the world.

Vistula and Vistula USA

        Overview.    Vistula and Vistula USA are aggregators of wholesale telecommunications services to Tier 1 and Tier 2 telecommunications carriers and transit network operators. Vistula and Vistula USA are collectively referred to in this registration statement as the "Vistula Companies," and sometimes individually as a "Vistula Company." The Vistula Companies have switching facilities in London and Los Angeles and interconnect agreements with suppliers and customers in these locations. We believe that the Vistula Companies are well positioned to take advantage of the disruption and uncertainty in the telecommunications sector over the past three years, which resulted in the collapse of a significant number of competitive wholesale service providers. We believe that profit margins have improved, providing significant opportunities for well managed and well financed wholesale carriers. Neither of the Vistula Companies has any debt and, other than the equipment which we currently lease from MRS Partners and which we have agreed to purchase on or before April 1, 2005, each of the Vistula Companies owns all of its fixed equipment outright.

        The Vistula Companies expect to commence marketing and distributing our V-Cube™ VoIP software platforms to Tier 1 carriers, transit network operators, ISPs, large corporations and SMEs, in the fourth quarter of 2004. We expect this multiple feature platform, which will enable customers to convert their existing PBX phone systems to provide VoIP capability without significant investment in new hardware, to provide the Vistula Companies with an extremely competitive VoIP solution.

        Background—International Wholesale Telecommunications.    Prior to any form of liberalization, international telecommunications were provided by governmental agencies and regulated by the United Nations through the International Telecommunications Union or "ITU." The ITU established bilateral agreements between countries for the termination of telephony traffic. These agreements contained three guiding mechanisms:

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  the accounting rate established for particular routes;

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  the joint provision of direct telecommunication routes (half circuits); and

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  switched transit for the delivery of traffic where no direct route existed.

        Each telecommunications operator operated a half circuit network; calls passed from the originating operator to the terminating operator at a hypothetical mid-point. End-to-end call completion thus involved two operators. To compensate the terminating operator for use of their half circuit international network and domestic facilities or arrangements, the originating operator paid the terminating operator a fee. This settlement rate was usually (but not always) half of the "accounting rate" established for a particular route. Payment was only made for the net balance of traffic between any two points.

        Operators were licensed to provide third country or overflow services and operate switched transit services for many years. Their commercial arrangements were governed by ITU regulations and recommendations. Actual payment methods varied but were related to the accounting rate from the originating country to the receiving country.

        Governments addressed retail telecommunications as a state activity with an economic approach based upon the formulation: current year revenue = last years revenue + inflation + increases in cost base. As such, the cost of the "correspondent trading system" remained opaque.

        Beneath the correspondent trading system layer of the value chain was the physical infrastructure layer, upon which calls were routed. This was owned and operated by a consortium of operators who were users of the infrastructure. For consortia investors, the investment provided a guaranteed return, as all operational costs were recovered from the operators who had leased capacity. These leases were known as indefeasible rights of usage or "IRU." The right to own IRU was regulated by the government within each geographic region. This infrastructure had a rising cost base over time and was effective in reducing the capital investment requirements of the operators for the provision of service. Additionally, operators sub-let capacity to each other to enable direct routes on a "cost plus" basis, as opposed to full commercial value. This was known as "leased transit."

        The 1980s and early 1990s were characterized by two major changes to the system of international telecommunications. The first change was the introduction of multiple common carriers in some countries. Where there are multiple operators on a route, such as between the United States and the United Kingdom, a system of proportionate returns was put in to place. Proportionate returns allow a distant end operator to send return traffic in proportion to the traffic that it receives. Thus if X has 80% market share on a route (with Y having the 20% balance) then X can expect to receive 80% of incoming traffic from distant end operators. This system gave an incentive to each market player to maximize outgoing market share in order to maximize profitable return traffic, due to the high value of above cost accounting rates.

        Additionally, telecommunications regulators introduced the concept of "parallel accounting." Parallel accounting ensures that all international operators have access to the same accounting rate in place on a particular route and prevents the operators from being discriminately charged by the far end operator. However, the introduction of proportionate returns and parallel accounting also created a distortion in the international market that enabled the operators with low international route market shares to offer lower rates than the dominant operator. The ability of these operators to offer lower rates created a competitive market for domestic international traffic coming from operators without international licenses who were looking for international call termination. This put pressure upon the operators with the highest market share to decrease the accounting rates in order to minimize the competitive advantage of the new entrants to the market for the international voice traffic owned by licensed operators that were without international termination capability.

        The second key development in international telecommunications was the introduction of resellers. Resellers are allowed to take the retail international private leased circuits of a country's common carrier and resell the capacity to end users on a per minute basis. This was initially only available for closed user groups with a connection to the public switched telephone network, or "PSTN", at one end. This was termed "on to off." The reseller capability was enhanced with the introduction of international simple resale, or "ISR", which allowed resellers to attract all end-users with an "off to off" service equivalent to that offered by the common carrier.

        The result of such international liberalization was to create a new market, the "refile market," for international voice calls that required termination through the global network and now had the option of several international network operators. This created international price competition between international network operators to enhance their outgoing route share and increase the level of their proportionate returns. The size of the refile market grew considerably with the introduction of the callback mechanism through which the origination of a call was reversed. This business was predominately centered in the United States. This dominance caused the radical growth of U.S. outgoing volumes and a further worsening of the imbalance of U.S. based traffic, thus increasing the level of payments made by the United States to the rest of the world. This led to governmental pressure upon countries to force the industry to reduce their accounting rates with the United States and thus minimize these out-payments.

        A new business had been created that was not linked to the retail user and was directly related to the cost of call termination. This has increased the pressure for the reduction of accounting rates with competing international operators attempting to create a market advantage through having the lowest accounting rates. This has fundamentally changed the culture that surrounded the correspondent trading system from one of collaboration to confrontation. At the end of this phase, the value chain has become more complex, with many competitors at the retail level and the competition between the network operators to terminate the retail traffic increasing.

        This model has been rapidly and radically evolving in the last decade. These changes have been driven by:

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  Removal of regulatory constraints;

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  Continued liberalization of traditionally high value countries and regions (including India, Sri Lanka, Malta and Eastern Europe) reducing termination prices and reducing margins. (The United States, which remains in heavy deficit on the telecommunications current account, continues to press aggressively for the reduction of termination rates in all destinations through institutions such as the U.S. Federal Communications Commission, the World Bank, the World Trade Organization and the ITU-Telecommunication Standardization Bureau);

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  Price commoditization in all layers of the value chain, from retail to infrastructure, due to the level and durability of competition;

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  Availability of low cost bandwidth in and between liberalized markets;

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  Cost based interconnect in liberalized markets;

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  New technologies continue to reduce the cost of market entry for wholesale operators into newly liberalizing markets, for example, in 1999, typical bandwidth costs for an STM1 fiber-optic connection from London to New York were $10 million. In 2004, that same service could be acquired for approximately $200,000; and

  •
  The need for major carriers to manage the financial risks of interconnection in a market that is rapidly rationalizing.

        We believe that these factors have had, and will continue to have, the following effects on the international voice wholesale market:

  •
  Major global carriers will reduce the number of interconnects they will support upon declining margins in order to manage financial risk and to reduce their cost of sales;

  •
  Aggregators (such as the Vistula Companies) will emerge to take on the financial risks and management costs of interconnecting with niche wholesale voice operators at a considerable price premium to the major network operators for the liberalized markets; and

  •
  Market participants will realize that volume growth will not deliver revenue growth as the developing world markets liberalize and prices fall.

        International telephony traffic continues to grow. According to TelcoResource, a telecommunications advisory and research company, in 1996, the volume of international minutes carried over the public networks was approximately 80 billion Minutes of international Telephony Traffic, or "MiTT," having a value of US$34 billion in the wholesale market. TelcoResource estimates that the volume of MiTT carried over public networks in 2002 was 178 billion MiTT, which would have had a value of US$9 billion if the traffic had been solely terminated on fixed line networks. According to TeleGeography, a leading telecommunications advisory and research company, the emergence of international traffic terminated on mobile networks increased the wholesale value of total international traffic in 2002 to US$11.7 billion. TeleGeography further estimates that the volume of international traffic terminating on mobile networks grew to 25% of total international call volume in 2002.

        The increase in the value of the wholesale market due to the emergence of significant traffic terminating on mobile networks has resulted from the higher termination charges charged by mobile operators, especially in Europe. According to TeleGeography, the average termination charge on fixed networks in Europe in 2002 was US$0.03 per MiTT, compared to the average wholesale termination charge on mobile networks in Europe for the same period of US$0.15 per MiTT.

        According to TeleGeography estimates of the costs of wholesale traffic to fixed network destinations in 2002, wholesale termination prices on fixed networks remain robust outside of Europe and North America (where the average termination prices were approximately US$0.03 per MiTT and US$0.02 per MiTT in 2002, respectively), with average termination prices in Africa of US$0.15 per MiTT, in the Asia Pacific region of US$0.09 per MiTT, and in Latin America and the Caribbean of US$0.11 per MiTT in the same period.

        Background—Voice over Internet Protocol or "VoIP" Services.    Whenever a telecommunications carrier wants to pass or exchange telephone traffic with another carrier, both carriers have to interconnect their switches or networks over the public switched telephone network. This has always been achieved either through a cable/fiber connection or through a satellite link up via a circuit switched network. In a circuit switched network, which was designed for voice traffic only, a dedicated path or circuit, is established for each call reserving a fixed amount of capacity or bandwidth in each direction. The dedicated circuit is maintained (and the user is charged) for the duration of the call across all circuit switches spanning the pathway from origination of the call to the destination of the call, even when no traffic is being sent. In contrast to the traditional circuit switched network, a "packet network" divides traffic into distinct units or "packets", and each packet is routed independently. By combining traffic from users with varying capacity demands at different times, packet networks more efficiently fill available network capacity.

        Voice over Internet Protocol, or "VoIP", enables the transmission of voice packets over the Internet. Basically, VoIP digitizes voice into data packets, transmits them over the Internet and reconverts them into voice at the call destination. VoIP technology enables carriers to hook into their local Internet gateway, provide each other with their Internet address and then treat this link as if it was a traditional permanent cable/fiber or satellite circuit switched connection.

        Although VoIP technology has been available since the mid 1990s, it has been only recently that this technology and the Internet have evolved to provide cost-effective and acceptable call quality and reliability, and interoperability with the signaling infrastructure of the existing circuit switched network. Following these advances in technology and the resulting improvement in call quality, the recent emergence of VoIP has been rapid. For example, TeleGeography estimates that the use of VoIP for the routing of international calls grew from 10 million MiTT in 2001 to 18.7 billion MiTT in 2002. Based on TeleGeography's estimates, international VoIP traffic represented approximately 11% of the estimated total international traffic in 2002.

        As a result of the cost and capacity efficiencies of VoIP and increasing user acceptance of the technology, more and more niche route suppliers will be available only through a VoIP connection. We believe, supported by current experience, industry trends and recent advances in switching technology, that VoIP will become the predominant mechanism for carrier to carrier interconnects.

        The Vistula Companies' Wholesale Telecommunications Services.    The Vistula Companies are independent suppliers of selective wholesale telecommunication services to Tier 1 and Tier 2 telecommunications carriers and transit network operators around the world. The Vistula Companies currently provide direct and partner direct voice routes to some of the world's leading telecommunications carriers. In addition to these existing services, the Vistula Companies intend to provide dedicated IP transport, bandwidth and co-location services and to market and distribute our V-Cube VoIP software platform. In particular, the Vistula Companies currently provide, or intend to provide, the services and products described below.

International Voice Services (including VoIP Services):

        The Vistula Companies work in partnership with telecommunications companies worldwide to deliver voice traffic reliably and cost-effectively on simple trade terms and via direct correspondent relationships. The Vistula Companies currently offer constant and committed capacity across all networks, with carrier-grade quality transport on both switched-circuit minutes and VoIP on selected routes. All direct correspondent routes are backed up by target Answer Seizure Ratios, or "ASR's," at carrier-grade level or above, and the connection flexibility of the Vistula Companies means the carriers have a choice of landing traffic either in the United States or the United Kingdom.

        The Vistula Companies' international voice services are designed to meet the most challenging needs for capacity. This allows customers to enhance voice margins through high-quality, low priced service without having to commit to investment in infrastructure at the network level. The Vistula Companies offer a high quality of service, project management from installation through to completion, and customer support services available 24 hours a day, seven days a week, from Vistula's London-based network operations center to its international voice services customers. The Vistula Companies also offer a range of billing and payment options, and flexible contract terms to suit its customers' business roll-out plans.

        We recently agreed to purchase two world-class Sonus Networks VoIP switches, each of which is capable of running tens of thousands of simultaneous voice calls and hundreds of million of minutes of traffic per month. Pending completion of this purchase, we are leasing this equipment from the current owner. Utilizing this equipment, Vistula USA is therefore not only able to link rapidly and at volume to suppliers and customers, but it will offer its own VoIP capability to carriers and network operators who do not have such capability themselves.

        Each Sonus VoIP switch consists of two cascaded nodes. Each node has a fully redundant hardware structure which means that the nodes can be separated and appear as individual discrete switches. If Vistula USA chooses, it can relocate one of the nodes to an alternate U.S. or U.K. location. The two combined switches are each populated with 27 VoIP DS3 43 megabit per second circuits. Each DS3 contains 21 E1 2 megabit per second circuits. Each E1 circuit can accommodate 30 simultaneous voice calls. The traffic capacity of a switch is easily increased by adding further nodes to the switch.

        Vistula USA has linked Vistula's existing billing engine to the Sonus VoIP switches such that it is able to maintain its present effective billing service. Call data records, or "CDRs", are automatically drawn from the switches. Vistula USA can produce and accept bills on any basis and at any frequency. For example, each call may be billed on a minute, 30 second or one second minimum with incremental six or one second units. Vistula USA may send bills out on a daily, weekly, bi-monthly or monthly basis. The billing system also allows for call quality statistics to be easily produced.

        Features of the Vistula Companies' wholesale international telecommunications services include:

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  Switched international minutes;

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  Carrier-grade quality, and quantity, VoIP service on selective routes;

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  Direct routes focusing on emerging markets and high value per minute destinations;

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  Multiple Tier 1 and Tier 2 carrier interconnects;

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  "24/7" customer service and network management guarantees from the U.K. based Vistula network operations center;

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  Competitive pricing and flexible contract options; and

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  In-country intelligent network services, or "INS", including pre-paid and post-paid calling card platforms.

International Managed Bandwidth Services:

        In addition to the international voice services which they currently provide, the Vistula Companies intend to offer managed bandwidth services that will provide their customers with a committed and constant availability of high-speed capacity between locations of the customers' choice. The Vistula Companies' vendor-independent status will enable them to offer fully-managed, end-to-end services across all major satellite and cable systems that include a range of product options to enhance the data, voice, and IP network services on a global basis. The Vistula Companies' service offerings portfolio will also includes co-location services, end-user equipment provision and maintenance, Internet transit connectivity, and project management available 24 hours a day, seven days a week. Features of the Vistula Companies' managed bandwidth services will include:

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  Simple point-to-point circuits or complex network solutions;

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  45Mb/s, 155Mb/s and 622Mb/s bandwidths available at flexible rates on all major cable systems;

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  Flexible contracts and financing options from 6 months through to lifetime system ownership; and

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  End-to-end network monitoring on all facilities with optional service level guarantees for critical solutions covering installation and in-life service.

IP Transit Connectivity Services:

        The Vistula Companies will also offer their customers direct and uncongested access to the Internet. The Vistula Companies' arrangements and relationships with some of the world's largest Internet backbone providers will provide superior broadband access to hundreds of Internet service providers, or "ISPs", across Europe and the United States, and will ensure that their customers' multimedia content will be delivered quickly and completely. Features of these IP transit connectivity services will include:

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  Non-contended service with speeds from 45 Mb/s to multiple 155 Mb/s at Tier 1 transit performance levels (less that 0.2% packet loss and 100% availability);

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  Broadband access, coupled with our bandwidth services package, over any cable or IP satellite system;

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  Excellent service level guarantees and "24/7" monitoring facilities; and

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  Web-hosting and streaming capabilities.

Co-Location Services:

        The Vistula Companies also intend to provide operational accommodation, technical expertise and management services for servers, routers, switches and transmission equipment to ISPs, content owners, telecommunications operators, corporate data center providers and other bandwidth-intensive service providers. The Vistula Companies will offer a range of co-location services, from basic, unmanaged rack spaces through to fully outsourced, dedicated suites, all in a secure communications environment. The Vistula Companies' facilities will include:

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  Configurable Racks: available in 19" racks on a single and multiple basis, affording smaller customers the maximum flexibility for their equipment;

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  Cages: secure, freely configurable space for customers with larger equipment housing requirements in cages of multiples of 25 square meters; and

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  Suites: the largest space available to house major switching and transmission infrastructure in a secure, dedicated room.

        The Vistula Companies will also offer ancillary services including maintenance, project management, third party service coordination, space preparation and installation at competitive rates and with a quality of service guarantee. Service providers will be able to take advantage of these co-location facilities, and connect to the Vistula Companies' global backbone network across Europe, North America and Asia. As a vendor-independent supplier, each of the Vistula Companies will be able to procure and manage co-location facilities for customers anywhere in the world. These ancillary services will include:

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  "24/7" access and monitoring;

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  Uninterrupted power supply;

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  AC and DC power options;

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  Full air-conditioning and climate control;

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  Raised floors, cable trays and storage facilities;

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  Office facilities and parking/loading areas;

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  Security and surveillance systems; and

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  Fire detection and suppression systems.

V-Cube™ VoIP Software Platform

        We have secured the rights to market and distribute a multiple feature VoIP software platform which we will market under our V-Cube™ brand. We have the exclusive rights to market and distribute the V-Cube platform throughout the world (other than India where the licensor of the platform is based and subject to certain existing distribution and reseller agreements which the licensor has agreed not to renew). We expect to commence marketing and distribution of the V-Cube™ platform in the fourth quarter of 2004.

        Our V-Cube™ platform is a multiple feature VoIP software PBX and telephony system that will allow our customers to treat the Internet as if it were their own PBX system and also will enable our customers to convert their non-VoIP, traditional PBX systems into a VoIP-enabled system with minimal additional hardware expenditure and without any material changes to their internal communications or IT networks. The V-Cube™ platform will also enable a broad range of VoIP services to be provided across enterprise networks and centralized system administration and maintenance. In addition, the V-Cube™ platform will offer the following functionality and features:

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  "point and click" system administration, provisioning, monitoring and logging;

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  unified communication applications, including voice, instant messaging, video, call conferencing, voicemail, fax, interactive voice response, or "IVR", and text messaging, or SMS;

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  real time and historical reporting;

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  ease of integration with third-party databases, devices and applications (including any standards based Internet Protocol, or "IP", phone or VoIP gateway) and internal business processes and systems;

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  a unique "building block" architecture which permits efficient new service creation and modification of existing features;

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  scalability;

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  based on open standards and interfaces (and therefore is not dependent on any particular vendor's hardware or offerings).

        Strategy of the Vistula Companies.    With well over two hundred countries and several call bands within those countries (including capital city, national and mobile bands), it is impossible for any one telecommunications operator, no matter how large, to create or even identify the lowest cost or best quality routes to all destinations. The result is that all operators, including the world's largest country carriers will buy their international telephony routes on the open market. The success of aggregators such as the Vistula Companies operating in this field depends upon the ability of the executives and staff within those companies to identify, create and run quality routes that can be marketed to other carriers.

        We plan to continue to build the capability of each of the Vistula Companies in the international wholesale voice call business through the continuing development of network interconnects and commercial agreements that enable us to offer competitive call termination to our customers. In particular, we intend to:

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  Consolidate across the international voice wholesale market, entering associated markets and new geographies that offer high revenues and sustain or improve current margins;

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  Build a portfolio of software products and services to support the activities of mobile operators in developing countries; and

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  Broaden the market for our products and services to include utilities and ISPs.

        The Vistula Companies currently have approximately 47 interconnect agreements in place with Tier 1 and Tier 2 carriers in Europe and the Far East, including Qwest, Reach/Telstra, TeleSense, E-Tel/M21, Primus, TeleGlobe, iBasis, NTT Europe and Bharti under which the Vistula Companies terminate mobile and fixed line international telephone traffic. The Vistula Companies source routes from joint venture partners in the United States, Europe and Asia and have long-term relationships with a number of carriers within those routes. The operational experience of the Vistula Companies has enabled them to secure profitable contracts with their carrier partners and we believe that the Vistula Companies are well positioned to take advantage of continually expanding demand for international telephony minutes.

        Vistula has signed a preferred partnership agreement with Telstra Europe Limited, the European arm of Telstra, the Australian common carrier. This agreement creates an exclusive relationship under which the Vistula Companies introduce potential new customers to Telstra. This allows the Vistula Companies to attract high margin corporate clients leveraging their wholesale cost base as well as

Telstra's corporate products and services portfolio. Specifically, the Vistula Companies will offer prospective customers significant costs savings on their international voice traffic through use of VoIP services provided by the Vistula Companies. The Vistula Companies will use Telstra for its corporate management capabilities and access to its complex product portfolio which will add weight and services to the wholesale offerings available through the Vistula Companies' extensive international VoIP and traditional carrier switch platforms.

        Our management team has considerable experience in developing relationships with smaller niche market retail and wholesale telecommunications operators and global network operators, delivering value to both parties. They also have extensive experience of working in the developing country markets of Asia and the Middle East. We see the key to success in delivering our strategy as being the flexibility to rapidly deploy and develop wholesale solutions and in entering markets at an early stage in the life cycle.

        The Vistula Companies will offer public and private telephone operators and communications companies in emerging markets an opportunity to expand existing business and generate new revenue streams. The Vistula Companies will enter into joint venture and partnership agreements with these operators and companies to enable them to capitalize upon the benefits of the liberalized international telecommunications markets while enhancing their position within their own country.

        The Vistula Companies intend to offer the following services to these operators and carriers:

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  Intelligent network services, including calling card platforms, virtual private networks, and toll-free/low fee services, and VoIP services;

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  Route management and advisory services to rebalance international traffic flows and recoup lost revenues, marketing and sales support programs, and tariff distribution modeling;

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  Development of new traffic routes for licensed operators requiring international facilities;

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  Internet access, connectivity and IP transit, coupled with e-commerce facilitation and streaming services; and

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  Skills transfer into joint venture operations: training local employees to employ the latest network technologies and management systems.

        The Vistula Companies will draw upon the expertise of top professionals in our organization with a broad range of communications backgrounds. These experts will work with local partners to develop in-country skills that enable companies to add value to their services with minimum investment costs.

VoIP

        We intend to utilize the VoIP capabilities and technology of the Vistula Companies in three ways.

        Firstly, VoIP facilitates low cost and rapid access to traffic routes from all over the world at rates that will allow the Vistula Companies to maximize margins by wholesaling the routes onwards to larger carriers.

        Secondly, as a new and evolving technology, there is little or no VoIP expertise or processes within the traditional large carriers and with internal resources and processes for building their own VoIP platforms unclear, these large carriers are looking for VoIP facilities to be managed or externally provided. The Vistula Companies will offer VoIP as a technical solution for carriers who do not have their own VoIP capability. The Vistula Companies will build a VoIP linkage at the client's site connecting via the Internet into the Vistula Companies' VoIP facility. From this facility, the Vistula Company will route traffic for them, either by carrying the traffic on existing routes of the Vistula Companies or, where the carrier has their own route, the Vistula Companies will charge a per-minute fee for using its VoIP gateway. In this latter case, each Vistula Company merely passes the traffic through its VoIP switch.

        Thirdly, the Vistula Companies expect to market the V-Cube™ platform as part of an integrated offering package. In combination with their VoIP and traditional circuit switching services, the Vistula Companies will be able to offer a two-tiered solution to Vistula's existing Tier 1 and Tier 2 carrier customers and to ISPs, large corporations and SMEs.

        We believe that the Vistula Companies can become leaders in VoIP carrier to carrier services and a leading VoIP software platform provider due to the following factors:

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  their clearly defined VoIP strategy;

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  their numerous interconnect agreements and relationships;

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  their substantial and scalable VoIP infrastructure;

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  their adaptable and cost-effective V-Cube™ VoIP software platform;

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  their experienced technical and management team;

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  their effective combination of traditional time division multiplex, or "TDM", type switching, with their VoIP switching technology; and

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  their mature billing platform.

        Summary.    We believe that the principal strengths of the Vistula Companies include:

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  An experienced operational management team with strong personal contacts within the Tier 1 and Tier 2 carriers throughout the world;

  •
  No third party borrowings;

  •
  Ownership of telecommunications infrastructure which includes a Lucent XL switch located in TeleHouse London;

  •
  Ownership of SDH and BT/T1 multiplexes in London and Cisco IP gateway equipment in London;

  •
  Use of two Sonus VoIP switches in Los Angeles which we have agreed to purchase on or before April 1, 2005 and which will be leased by us pending the closing of this purchase;

  •
  A fully developed billing platform which interfaces with Tier 1 and Tier 2 carriers; and

  •
  a competitive, highly scalable and adaptable VoIP software platform offering.

        We believe that the opportunities for well financed and well managed wholesale carriers will continue to develop in the future. We intend that the Vistula Companies will continue partnering with telecommunications companies worldwide to deliver network, voice and IP services to their customers including Internet or multimedia service providers, established carriers, and new market entrants.

Cardlink

        Cardlink has been inactive since it was first acquired by Mr. Galliers-Pratt and certain members of his family in April 2003. Following the acquisition of Cardlink by VCS through the share exchange completed in March 2004, VCS intends to reactivate and refocus Cardlink's operations and sales and marketing efforts. Cardlink will offer an electronic top-up, or "ETU", software product suite which will enable mobile operators to electronically process prepayments from "pay-as-you-go" customers. Cardlink's products will allow these customers to "electronically top-up" their accounts with the mobile operator. We believe that the market for these prepayment services is expanding both in the developed and in the underdeveloped regions in the world and we believe that Cardlink's ETU product will be of significant value as new mobile operators throughout the world seek to adopt this technology.

        We believe that the potential for providing ETU services in markets where the adoption and use of mobile telephony is growing rapidly will create significant opportunities and long-term growth potential for Cardlink. We intend that Cardlink will typically receive a percentage of the total mobile revenues transacted through the Cardlink system. As a result, Cardlink will be a beneficiary of any increase in mobile telephony revenues without any investment of capital in building infrastructure. We believe that Cardlink's ETU software will be one of the most robust and complete ETU systems in the market.

        Industry Background—Pre-Paid Mobile Services.    Throughout the world, with the exception of the United States, the majority of private subscribers to mobile networks are "pay-as-you-go" customers. In the developed markets, these customers typically purchase "scratch cards" from retail outlets that entitles them to a fixed amount of airtime. When the airtime has been used up, the customer purchases another scratch card in order to put more airtime on his or her mobile phone. Scratch cards are normally sold through retail shops, gas stations and other retail outlets. This system is expensive and inefficient both from a distribution and an administration perspective. Mobile operators do not like scratch cards because they have to be distributed to thousands of retail outlets and invariably cards get stolen or lost. As a result, over the past two years, mobile operators have been trying to get "pay-as-you-go" customers to move from scratch cards to an ETU system. Vodafone estimates that approximately 55% of "pay-as-you-go" customers in the United Kingdom are now using ETU systems to purchase airtime.

        In the less developed telecommunication markets, ETU services are still in their infancy. In many of the larger emerging markets, "pay-as-you-go" customers are still using scratch cards exclusively. The mobile operators in these markets would like to convert the majority of these customers to the use of ETU services.

        Cardlink's ETU Software.    Prior to its acquisition by Mr. Galliers-Pratt and his family in April 2003, Cardlink had developed a software system which enabled prepaid telephone cards to have additional money credited to the card each time the user wished to "top-up" his or her account. Cardlink's ETU software was first used in the United Kingdom in July 2001 and had previously provided ETU functionality for Vodafone, Orange, MMO2 and T-Mobile.

        Cardlink's ETU software allows the customer to purchase one card which can then be repeatedly used. The card looks exactly like a normal credit card. It is plastic and has a magnetic strip on the back. The customer walks into a shop and purchases, for example, $20 of airtime and is given an electronic card. When the customer has used up his $20 worth of airtime, he or she goes into a shop or gas station which is authorized to process ETU, purchases another $20 of airtime and hands over his or her card to the cashier. The cashier swipes the card through the point of sale terminal (exactly the same way as he or she would do with a credit card) and the Cardlink software which has been installed on the terminal then notifies the mobile operator that the customer has purchased another $20 worth of airtime. The terminal prints out a receipt and the mobile operator sends a Short Message Service, or "SMS," message to the customer's mobile telephone confirming that the customer has another $20 worth of credit. Every time the customer wants to buy more credit, he or she goes through the same process and uses the same card.

        The Cardlink software is electronically installed on terminals. Point of sale terminals are connected to the processing bank's server by telephone line or cellular modem. When Cardlink installs the software or modifies the product, it will merely transmit the enabling software to the point of sale terminals via their telephone connections in exactly the same way that software is electronically transmitted from one computer to another computer. The cashier in the shop or gas station has to perform exactly the same function when processing the ETU as he or she does when recording a credit card transaction.

        The Cardlink software can be adapted to enable mobile handsets to access the processing server via SMS messaging. This means that retailers can be signed up to host ETU services even if they do not have a point of sale terminal installed on their premises.

        We intend that Cardlink will access a new market by entering into agreements with mobile operators to process payments for airtime using an ETU system. Each contract will provide for payment by the operator of a monthly transactional fee to Cardlink for the use of the Cardlink software. This fee will be calculated as a percentage of the monthly revenues processed by Cardlink during the term of the agreement.

        Cardlink will install the software on point of sale terminals located in retail premises or alternatively provide the software to the mobile operator who will then arrange for the manufacture of an encrypted SIM card which can be installed in a mobile handset and distributed to the retailers who are contracted to host ETU services.

        Cardlink will manage and maintain the software and provide support 24 hours a day, seven days a week. Cardlink's development and maintenance engineers will initially be based in the United Kingdom and the system will be electronically supported. Cardlink plans to establish a physical presence in each of the new markets accessed in order to provide a direct customer service interface.

        Cardlink's Strategy.    We believe that Cardlink's business model has capacity for substantial growth over the next few years as increasing numbers of mobile operators in the emerging markets install ETU systems as a method of processing payments for airtime.

        Cardlink will operate under a minimal cost base and while it is intended that Cardlink will provide support 24 hours a day, seven days a week, to manage and maintain the software, we believe that the robust nature of the system will allow us to keep Cardlink's support costs low.

        Our goal is for Cardlink to access as many emerging markets as possible. We intend that Cardlink will focus on the markets of Latin America, North Africa and the Confederation of Independent States, which are regions where mobile telephony is growing rapidly and "pay-as-you-go" customers are almost entirely dependent on scratch cards for acquisition of additional airtime.

Establishing the Vistula, V-Cube™ and Cardlink Brand Names.

        In addition to the marketing and sale strategies discussed above, we believe that building awareness of the Vistula, V-Cube™ and Cardlink brands is important in establishing and expanding the customer bases for the Vistula Companies and Cardlink. We intend to introduce marketing efforts to build these customer bases and create brand name recognition. We will use traditional media as our revenues permit to attract new customers and advertise new and existing products and services.

Competition

        The market for wholesale voice telecommunication services is extremely competitive, subject to changes in technology and is affected by the introduction of new products and services. There are a significant number of "aggregators" or resellers providing similar services to the Vistula Companies operating in the international voice wholesale market including, BonNet, Fewhurst, C2C, Total X, WaveCrest, TeleGlobe, ITX, iBasis, Reach and Qwest. Some of these resellers, including iBasis, TeleGlobe, ITX and Qwest, are also offering VoIP services to their customers. Our V-Cube™ software platform or components of that platform will compete with existing similar technology provided by other companies including, Broadsoft, Vonage, Cisco, Net2Phone and Europass. Some of these competitors have significantly greater financial resources and more customers than we do.

        Other than Cointel, a telecommunications services company based in South Africa, we are not aware of any current competition that offers pre-pay software solutions in the emerging markets which Cardlink intends to enter.

Intellectual Property Rights

        We rely on trademark and copyright law, trade secret protection, and confidentiality, license and other agreements with our employees, customers, licensors, partners and others to protect our intellectual property rights, including rights granted to us by our licensors. Unauthorized use of our intellectual property, including intellectual property licensed to us, by third parties may damage our brands and reputation. Despite our precautions, third parties may obtain and use this intellectual property without our authorization. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

        We cannot be certain that our services and products do not or will not infringe valid patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims by third parties from time to time relating to their intellectual property. Successful infringement claims against us could result in substantial monetary liability or may materially disrupt and adversely affect our business.

Research and Development

        Our limited research and development activities to date have been focused on the development of our internal software and billing platforms. We expect to pursue further research and development with respect to new products and services, enhancements of existing products, and the development of additional features and functionality for our existing products.

Government Regulation

        As an international telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Laws and regulations applicable to the provision of telecommunications services, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate.

        We believe that wholesale business to business carriers such as the Vistula Companies are generally not subject to the same level of federal and local regulation as common carriers providing traditional telecommunications services, especially with respect to Internet-based telephony services such as VoIP. Nonetheless, some aspects of the Vistula Companies' operations, including their voice-based services, may currently be, or become, subject to state and federal telecommunications regulations for telephony services governing licensing and tariffs, in addition to federal universal service funding mechanisms. In particular, certain state regulatory agencies may have jurisdiction over the Vistula Companies' telephony applications when they are used to provide intrastate telecommunications services. Generally, we must obtain and maintain certificates of authority and certain approvals from regulatory bodies in most states where we offer or plan to offer regulated services.

        We believe that the Internet-related services currently provided or proposed to be provided by the Vistula Companies, including dedicated IP transport and Internet telephony or VoIP services, are not presently considered "telecommunications services" under the Telecommunications Act of 1996. Such services are generally not regulated in the United States by the Federal Communications Commission ("FCC") or state agencies responsible for regulating the intrastate activities of telecommunications carriers. However, the FCC has formally begun to address the regulatory characterization of Internet telephony services generally, including VoIP. Moreover, to the extent some of the transport and switching employed by the Vistula Companies' Internet telephony services are not wholly Internet-related, those services may not be as lightly regulated as our wholly Internet-based services. Several state governments have also considered proceedings and petitions relative to the regulation of Internet-related services.

        Internationally, the regulatory treatment of the Vistula Companies' current and proposed services varies widely and is subject to constant change, and there is no assurance that such treatment will not be unduly burdensome. With respect to Internet telephony and VoIP, some countries currently impose little or no regulation on such services. Other countries regulate Internet telephony services and VoIP services like traditional voice telephony services, requiring Internet telephony companies to obtain licenses, incorporate local subsidiaries, make universal service contributions, and pay other taxes. Increased regulation of the Internet and/or Internet telephony providers in one or more countries could materially adversely affect our business.

        In general, the regulation of the telecommunications industry continues to change rapidly both domestically and globally. In the United States, telecommunications regulations on both the federal and state levels are from time to time subject to judicial and administrative proceedings, as well as legislative and administrative hearings, in which proposals are made that, if adopted, could change the manner in which our industry operates. We cannot predict the outcome of these proceedings or their impact on us. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, or that domestic or international regulations or third parties will not raise material issues that may adversely affect our business.

        We believe that we currently have all the regulatory licenses, approvals and consents necessary to conduct our business. However, we can give no assurance that we will be able to maintain compliance with existing regulations or that laws or regulations enacted in the future will not hinder or prevent us from conducting our business. See "—Government regulations may adversely affect our business" under "Item 2. Management Discussion and Analysis and Results of Operations—Factors Affecting Future Performance."

Employees

        As of August 20, 2004, we had four full time employees, one part-time employee, and eight consultants. Of our employees and consultants, two are engaged in sales and marketing, three are in technology research and development, two are in general and administrative and six are in operations. None of our employees is represented by a union. We believe our relationship with our employees is good.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Forward-Looking Statements

        Except for historical facts, the statements in this registration statement are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed below under the heading "—Factors Affecting Future Performance." We assume no obligation to update our forward-looking statements to reflect new information or developments.

        For purposes of the following discussion, all information is reported on a consolidated basis for VCS and its wholly owned subsidiaries, Vistula and Cardlink. This information does not include financial information relating to Vistula USA, a wholly owned subsidiary of VCS, which was incorporated on February 4, 2004.

Overview

        We currently have three subsidiaries: Vistula, Vistula USA and Cardlink. VCS was incorporated on September 22, 2003 for the purpose of merging with Vistula Limited and Cardlink, both of which were under common control. Pursuant to a stock purchase agreement, VCS acquired Cardlink and Vistula by exchanging shares of its common stock for all of the outstanding shares of Cardlink and Vistula.

        Vistula was incorporated and commenced operations in August 2002 and prior to its acquisition by VCS in March 2004, was owned entirely by an entity controlled by our chairman of the board, chief executive officer and president, Mr. Rupert Galliers-Pratt, and his immediate family. Vistula USA was incorporated by VCS in February 2004 to provide the U.S.-based telecommunications switching services previously provided by Vistula. Cardlink was incorporated in February 1996 and was acquired by Mr. Galliers-Pratt and members of his family in April 2003 from Metromedia International Telecommunications Inc., a wholly owned subsidiary of Metromedia International Group, Inc. In June 2003, Mr. Galliers-Pratt and his immediate family distributed shares of Cardlink common stock to certain individuals and consultants. The distribution was designed to provide the individuals and consultants with a specific percentage in VCS on a post-share exchange basis. As a condition of the stock grants, these shareholders contractually agreed to act in concert with Mr. Galliers-Pratt and his immediate family with respect to the share exchange with VCS. As a result, substantially all shares of both Cardlink and Vistula were controlled by Mr. Galliers-Pratt and his immediate family at the time of completion of the share exchange. Accordingly, the share exchange was accounted for as a reorganization of entities under common control. Pursuant to this accounting method, the accounts of VCS have been combined with those of Cardlink since April 3, 2003 and Vistula for all periods presented as if the entities were historically organized in a manner consistent with the share exchange. The assets and liabilities of Cardlink and Vistula are recorded at historical cost and VCS's equity accounts reflect the historical equity accounts of Cardlink and Vistula, as well as the par value of the VCS shares issued in the share exchange.

        Through Vistula and Vistula USA, we currently provide wholesale value-added telecommunications services (including direct and partner voice routing services) to Tier 1 and Tier 2 telecommunication carriers and transit network operators. Through Vistula and Vistula USA, we expect to commence marketing and distributing our V-Cube™ VoIP software platform to telecommunications carriers, ISPs, large corporations and SMEs throughout the world in the fourth quarter of 2004.

        From the time of its acquisition by Mr. Galliers-Pratt through its acquisition by VCS in March 2004 Cardlink has been an inactive company. Through our Cardlink subsidiary, we plan to market and distribute electronic top-up software which enables prepayment for services by mobile telephone operators and associated services to Tier 1 and Tier 2 telecommunications carriers and transit network operators throughout the world. Cardlink has developed a software product suite which enables mobile operators to electronically process prepayments from "pay-as-you-go" mobile phone customers.

Significant Transactions and Events

        We have agreed to purchase certain telecommunications equipment (including two Sonus Networks switches) from MRS Partners, LLC for $1,670,000 in cash and 725,000 shares of our common stock. Pending the completion of this purchase, which must occur on or prior to April 1, 2005, we are leasing this equipment from MRS Partners. For more information regarding this purchase, see "Liquidity and Capital Resources" below.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Those estimates and judgments are based on management's historical experience, the terms of existing agreements, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various other assumptions that management believes to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.

        The significant accounting policy that we believe is most critical to fully understanding and evaluating our reported financial results is the following:

Revenue Recognition

        Our revenue is derived primarily from fees charged to terminate voice services over our network. We recognize such revenue, net of reserves, when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. We reserve for potential billing disputes at the time revenue is recognized. Such disputes can result from disagreements with customers regarding the duration, destination or rates charged for each call. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. Amounts billed in advance of the service month are recorded as deferred revenue and recognized as revenue as the underlying services are rendered.

        Reciprocal compensation is the amount paid by one carrier to complete particular calls on another local exchange carrier's network. Reciprocal compensation paid to and received from other carriers is based on contractual fixed rate per minute charges. We recognize the receipt of reciprocal compensation as revenue and the cost of reciprocal compensation as expense.

        We have entered into transactions such as buying, selling, swapping or exchanging capacity to complete and complement our network. In general, these transactions represent the exchange of productive assets not held for sale in the ordinary course of business and, as such, do not result in the culmination of the earnings process. Accordingly, we do not recognize any revenue for these types of transactions. We account for the exchange of a non-monetary asset based on the recorded amount of the non-monetary asset relinquished with no gain or loss recognized in accordance with Accounting Principles Board (APB) Opinion No. 29, Accounting for Non-Monetary Transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion should be read in connection with the Consolidated Financial Statements of Vistula Communications Services, Inc. and its subsidiaries and the related notes to those Consolidated Financial Statements, as well as other information contained in this registration statement which could have a material adverse effect on our financial condition and results of operations. In particular, we refer to the matters described below under the heading "—Factors Affecting Future Performance." Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and have been audited by our independent auditors, Vitale, Caturano & Company, P.C.

        We have elected not to provide a description of the comparisons between our financial position as at December 31, 2002 and December 31, 2003 and between our operating results for the fiscal years then ended because we do not believe that such comparisons are useful or informative in understanding changes in our business and our financial condition and performance to date in light of our limited operating history (of approximately four months) in the fiscal year ended December 31, 2002. Our first full fiscal year of operations was the year ended December 31, 2003.

Three Months ended March 31, 2004 compared to Three Months ended March 31, 2003

        Revenues.    During the three-month period ended March 31, 2004, we generated revenues of $986,626, an increase of 576% over the same period in 2003. The increase in revenues was due to the acquisition and implementation of multiple commercial carrier agreements with Tier 1 and Tier 2 national and international carriers with whom we have negotiated interconnect agreements. Additionally, the increase in revenues was also facilitated by the growth in our network resulting in our ability to provide additional capacity to our carrier customers.

        Cost of Revenues.    Cost of revenues was $956,521 for the three months ended March 31, 2004. Gross margins declined during the period from 15.3% for the similar period a year ago to approximately 3.1% for the current period. This reduction is more reflective of industry averages as a whole since the increase in revenues has been the result of connecting higher volume and lower margin traffic with a greater number of Tier 1 and Tier 2 carriers during the period. We expect gross profit margins to remain at these levels as the volume of business we solicit from Tier 1 and Tier 2 national and international carriers increases. In addition to our historical customers, we secured interconnect agreements with the following national and international carries during the three month period ending March 31, 2004; BS Tellink, Fewhurst Associates, Fine Telecomms, Global Focus, GlobalNet, Globetel, ICS, LPDI, Talk 24, Telenor, The Phone Company, TTL Online, Xtra Telecom.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses (inclusive of non-cash compensation expenses) for the three month period ending March 31, 2004 were $408,777, an increase of 691% for the same period in the previous year. As of March 31, 2004, we had recorded accrued expenses of $476,662, an increase of 321% since December 31, 2003. During the quarter, we incurred significant legal, accounting and organizational expenses related to the formal acquisition of and consolidation of Cardlink and Vistula from their previous shareholders as well as considerable expense related to the filing of this registration statement. While we expect to continue incurring legal, accounting and other fees associated with being a public company, we expect our routine fees to be significantly lower than those incurred to date. In addition, the increase in selling, general and administrative expenses was due to hiring additional personnel and increased occupancy costs associated with our growing business. We expect that general and administrative expenses will continue to increase as revenues rise and additional personnel are recruited to support our growth.

        During the quarter ended March 31, 2004, certain shareholders paid legal, accounting and operating expenses which were accrued by VCS. These expenses amounted to $52,294 and were recorded as an administrative expense. We do not anticipate that we will reimburse these shareholders for these expenses paid on our behalf and we have recorded this amount as paid in capital.

        Non-cash compensation expenses were $27,500 for the three months ended March 31, 2004 and consisted of wages that would be due to certain of our officers and employees who elected to forego wages while we are in our early stages of operations.

        Property and equipment are carried at their historical cost. As of March 31, 2004, we owned telecommunications equipment for which we paid $147,937. We provided for depreciation expense using the straight-line method over the estimated useful lives of the equipment of between 3 and 5 years. Accordingly, for the three-month period ending March 31, 2004, we incurred depreciation expense on this equipment of approximately $9,828.

        Loss From Operations.    Loss from operations was $378,672 for the three months ended March 31, 2004 as opposed to $29,268 for the three-month period ending March 31, 2003. This increase in loss from operations is directly attributable to the reduction in gross profit margin as we continued to solicit a majority of our revenues from Tier 1 and Tier 2 national and international carriers. In addition, during the quarter, we incurred significant legal, accounting, financial advisory and organizational expenses associated with the acquisition and consolidation of Cardlink and Vistula by VCS as well as significant legal, accounting expenses associated with the preparation for filing of a registration statement under the Securities Exchange Act. With the exception of the ongoing legal, accounting and financial advisory expenses associated with having a class of equity securities registered under the Securities Exchange Act, we believe that many of the expenses associated with the acquisition and consolidation of Cardlink and Vistula by VCS during this period will be one-time costs. In addition, certain of our officers and directors have traveled extensively from the United Kingdom to the United States, continental Europe, Africa and Asia in connection with the operation of the business for which we have recorded the appropriate administrative expense.

        Interest and Other Income (Expenses).    During the three month period ending March 31, 2004, we incurred interest expense of $28,824 related to a capital lease obligation.

        Net Loss.    For the three month period ending March 31, 2004, we incurred a net loss of $407,496.

Fiscal Year Ended December 31, 2003

        Revenues.    During the fiscal year ending December 31, 2003 we generated revenues of $1,239,757. The increase in revenues is due to the acquisition and implementation of multiple commercial carrier agreements with such customers as France Telecom, Telesense, M2M, Econophone, Wavecrest and other Tier 1 and Tier 2 national and international telecommunications carriers with which it has negotiated commercial interconnect agreements. Additionally, the increase in revenues was also facilitated by the growth in our network resulting in our ability to provide additional capacity to our carrier customers.

        Cost of Revenues.    Cost of revenues was $1,040,605 for the fiscal year ended December 31, 2003. The increase in cost of revenues was due primarily to the increase in revenues since we must purchase an equal amount of minutes to the amount of minutes we resell in order to terminate the traffic of our customers in specific geographic regions. As of December 31, 2003, we had termination agreements with a variety of national carriers in traffic destination countries such as France, Spain and Australia.

        General and Administrative Expenses.    General and administrative expenses were $787,769 for the fiscal year ended December 31, 2003. The increase in selling, general and administrative expenses was primarily due to hiring additional personnel and increased occupancy costs. We expect that general and administrative expenses will continue to increase as revenues rise and additional personnel are recruited to support our growth.

        During the fiscal year ending December 31, 2003, certain shareholders paid legal, accounting and operating expenses which were accrued by VCS. These expenses amounted to $376,000 and were recorded as an administrative expense. We do not anticipate that we will reimburse these shareholders for approximately $311,000 of these expenses and we have recorded this amount as paid in capital.

        General and administrative expenses included non-cash compensation expenses of $110,000 relating to wages that would be due to certain of our officers and employees who elected to forego wages. This charge was recorded in accordance with SEC regulations.

        General and administrative expenses also included depreciation expenses. Our property and equipment are carried at their historical cost. As of December 31, 2003, we owned telecommunications equipment for which we paid $147,937. We provide for depreciation expense using the straight-line method over the estimated useful lives of the equipment of between 3 and 5 years. Accordingly, for the fiscal year ending December 31, 2003, we incurred depreciation expense on this equipment of approximately $23,000.

        Loss From Operations.    Loss from operations was $588,617 for the fiscal year ended December 31, 2003. This loss includes approximately $468,000 in non-cash expenses and charges. These non-cash expenses include depreciation expense, services contributed by shareholders and non-cash compensation expenses. Among the expenses recorded by us and paid for by individual shareholders are certain legal expenses as well as accounting expenses incurred by our independent auditors for auditing our financial statements. In addition, certain of our officers and directors have traveled extensively from the United Kingdom to the United States, continental Europe, Africa and Asia in connection with the operation of the business for which we have recorded the appropriate administrative expense.

        Net Loss.    For the fiscal year ending December 31, 2003, we incurred a net loss of $586,833.

Fiscal Year Ended December 31, 2002

        Revenues.    For the fiscal year ending December 31, 2002, we had revenues of $98,541 from commercial operations, which commenced in late September 2002. These revenues were derived from our provision of call termination services. We funded our operations out of this revenue and also through growth of accounts payable and accrued expenses, as discussed below in "Liquidity and Capital Resources."

        Costs and Operating Expenses.    During the fiscal year ended December 31, 2002, a shareholder paid certain call termination charges on behalf of the company in the amount of $41,714. We expect to repay this amount to the contributing shareholder and, as a result, this amount is recorded as due to a shareholder at December 31, 2002. The amount due to the shareholder does not bear interest expense.

        Net Loss.    For the fiscal year ending December 31, 2002, we incurred a net loss of $12,888.

Liquidity and Capital Resources

        As of March 31, 2004, we had cash and cash equivalents of approximately $90,855 and a working capital deficit of $697,503. Since our inception through March 31, 2004, we generated net losses from operating activities of approximately $1,007,217. Accounts receivable were $447,629 at March 31, 2004. Accounts receivable and accounts payable have increased from period to period as our business has grown and because our cash position has caused us to delay payments of our accounts payable.

        We had capital expenditures from our inception until March 31, 2004 of $226,752. We used this capital to purchase the telecommunications equipment necessary to begin our business.

        We have agreed to purchase certain telecommunications equipment (including two Sonus Networks switches) from MRS Partners, LLC for $1,670,000 in cash and 725,000 shares of our common stock. Pending the completion of this purchase which must occur on or prior to April 1, 2005, we will lease this equipment from MRS Partners. MRS Partners has the right to use all or part of the cash portion of the purchase price for the equipment to purchase shares of our common stock at a price per share equal to:

  •
  if our common stock is traded on a national securities exchange or quoted on the Nasdaq Stock Market, 85% of the average of the closing prices of our common stock over a period of 20 trading days ending on the day that is three trading days before the closing of the acquisition of the equipment;

  •
  if our common stock is not listed on a national securities exchange or quoted on the Nasdaq Stock Market but actively traded over-the-counter, 85% of the average of the closing bid and asked prices of our common stock over a period of 20 trading days ending on the day that is three trading days before the closing of the acquisition of the equipment; or

  •
  in all other circumstances, the purchase price paid for our common stock (or preferred stock convertible into our common stock) by an unaffiliated investor in our most recent equity financing which occurs prior to the closing of the acquisition of the equipment.

        MRS Partners must exercise this purchase right no less than two business days prior to the closing of the acquisition of the equipment. If MRS Partners elects to exercise this purchase right in whole or in part, that portion of the purchase price used by MRS Partners to exercise the purchase right will be available for general working capital purposes.

        We expect to pay the $1,670,000 cash payment due to MRS Partners for purchase of the telecommunications equipment out of capital raised through the private placement of our equity securities occurring before April 1, 2005. Under the asset purchase agreement, the $1,670,000 payment is not due until the earlier to occur of the following:

  •
  April 1, 2005;

  •
  the date that is 14 days after the closing of an equity financing of VCS from one or more sources (other than sources based in South Africa or India with whom VCS had been in negotiations prior to May 5, 2004) in which the net cash proceeds to VCS are at least $3,000,000; or

  •
  the date that is 14 days after the closing of an equity financing of VCS, irrespective of source of the funds, in which the net cash proceeds to VCS are at least $4,500,000.

        Since we expect that we will have raised at least $3,000,000 in capital prior to making the $1,670,000 cash payment to MRS Partners, we anticipate that the cash payment to MRS Partners will not have an adverse impact on the future financial condition of VCS.

        On August 11, 2004, we entered into a distribution and marketing agreement with NetYantra Inc. and NetYantra India Pvt. Ltd. (collectively, "NetYantra") pursuant to which NetYantra grants to VCS the exclusive worldwide rights (other than in India where NetYantra is headquartered and subject to certain existing distribution agreements) to market and distribute the V-Cube™ IP-PBX software platform developed by NetYantra to Tier 1 carriers, telecommunications equipment manufacturers, internet service providers, large corporations, SMEs and other business entities and individual retail customers. Under the distribution and marketing agreement, in consideration for the marketing and distribution rights granted to us by NetYantra, we will be required to, among other things:

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  pay NetYantra the amount of $150,000 in one or more payments within 30 days of signing the agreement;

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  pay NetYantra the amount of $250,000 on the day immediately following the first anniversary of the signing of the distribution and marketing agreement; and

  •
  pay NetYantra fifty percent of certain net revenues which the Company derives from the distribution of the V-Cube™ platform.

        In addition, in the event that our common stock is quoted or traded on a stock market on or before the first anniversary of the agreement, we must also issue to NetYantra shares of our common stock having a market value of $1,000,000 based on the opening price of our common stock on the first day of trading (or, at our option, pay to NetYantra a cash payment of $1,000,000 instead of issuing such shares).

        During the three months ended September 30, 2004, we paid NetYantra $50,000 towards the required $150,000 initial payment under the agreement. On September 9, 2004, NetYantra agreed to extend the date by which we were required to pay the remainder of the initial payment until October 15, 2004. In consideration for this extension, we agreed to pay to NetYantra an additional payment of $25,000 and to issue to NetYantra 50,000 shares of our common stock. The remaining portion of the initial payment and the additional payment of $25,000 were paid on our behalf by one of our stockholders on October 8, 2004 and we issued the 50,000 shares to NetYantra on October 1, 2004.

        We expect to pay the required $250,000 payment and the $1,000,000 payment (in the event we are required to issue shares of our common stock having a market value of $1,000,000 to NetYantra and we elect to make the $1,000,000 payment instead of issuing these shares) from revenues derived from the V-Cube™ platform, from future advances provided by one of our stockholders as described more fully below and from the proceeds from one or more private placements of our equity or debt securities.

        One of our principal stockholders has made various advances to the company both from a $3,000,000 credit facility established in the name of the stockholder and from other of the stockholder's personal assets. The credit facility was established by the stockholder in February of 2003 and was first drawn upon by the stockholder in May of 2003. Under the credit facility, the lender may issue standby letters of credit for the benefit of third parties at the request of the stockholder. The obligations of the stockholder under the credit facility are secured by certain property in which the stockholder has a beneficial interest. As of August 27, 2004, the stockholder has drawn approximately $262,000 under this facility to pay expenses incurred and accrued by VCS and ifs affiliates, including Vistula and five letters of credit in the aggregate amount of $624,000 have been issued by the lender under the credit facility in favor of vendors to VCS and its affiliates at the request of the stockholder. As of August 27, 2004, the amount of approximately $273,000 was undrawn and available under the credit facility. We may obtain future advances from this stockholder from both the credit facility and the stockholder's other personal assets in order to meet certain working capital needs. The stockholder may also cause the lender under the credit facility to issue standby letters of credit in favor of one or more of our vendors to secure our obligations to such vendor or vendors. While the stockholder is not obligated to provide these advances to us or to cause the lender to issue standby letters of credit in favor of our vendors, we expect the stockholder to continue providing funds for operations in 2004 as and if needed, until such time that we raise external capital.

        We believe that our available cash and cash equivalents, credit available from one of our stockholders and the proceeds of the sale of shares to new investors will be sufficient to meet our working capital requirements, including operating losses, and capital expenditure requirements for at least the next fiscal year, assuming that our business plan is implemented successfully. However, we intend to use capital and debt financing as needed to supplement the cash flows received through the successful operations of our business. Currently our primary sources of capital have been the revenues generated from interconnect agreements with our customers and advances made by one of our principal stockholders as discussed above.

        In addition, we believe that we will need to raise additional capital through the private placement of our equity securities within the next 12 to 18 months in order to support the planned growth of our business. Additional financing may not be available when needed or, if available, such financing may not be on terms satisfactory to us or completed in a timely manner. In the absence of external capital, we will continue to be dependent on our principal stockholder to fund existing operations and provide growth capital.

        To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

Off-Balance Sheet Arrangements

        One of our subsidiaries, Vistula, has agreed to unconditionally guarantee the obligations of one of our principal stockholders under a credit facility established in the name of the stockholder which is described in more detail under the heading "Liquidity and Capital Resources" on pages 21 and 22. Vistula has agreed to provide this guaranty since it is anticipated that the stockholder will advance drawings under the credit facility to Vistula or its affiliates or that letters of credit will be issued under the facility in favor of vendors to Vistula or its affiliates to secure obligations of those entities to their vendors. In light of the circumstances surrounding the guaranty, including the fact that the obligations of the stockholder under the credit facility are secured by significant assets in which the stockholder has a beneficial interest, we believe that the potential liability and obligations of Vistula under this guaranty are not reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity or capital resources.

Subsequent Events

        On May 5, 2004, we entered into an Amendment and Indemnification Agreement with MRS Partners LLC which amended an Asset Purchase Agreement that we entered into with MRS Partners LLC on January 5, 2004 and pursuant to which we have agreed to purchase certain telecommunications equipment (including two Sonus Networks switches) from MRS Partners for $1,670,000 in cash and 725,000 shares of our common stock. Pending the completion of this purchase, which must occur on or prior to April 1, 2005, we are leasing this equipment from MRS Partners.

        On July 2, 2004, we entered into a note subscription agreement with the J. Rothschild Assurance Self Invested Personal Pension Plan No.2, the sole beneficiary of which is our chairman, chief executive officer and president, Mr. Rupert Galliers-Pratt. The note subscription agreement was amended and restated on August 11, 2004. Under the amended and restated note subscription agreement, we issued and sold to Mr. Galliers-Pratt's pension plan a convertible promissory note in the principal amount of $125,000 on July 12, 2004 and we issued and sold to the pension plan a convertible promissory note in the principal amount of $50,000 on August 11, 2004. Both convertible promissory notes have a one year term, accrue interest at the rate of 7% per annum and are convertible into shares of our common stock at the price of $1.50 per share.

        On August 11, 2004, we entered into a distribution and marketing agreement with NetYantra Inc. and NetYantra India Pvt. Ltd. (collectively, "NetYantra") pursuant to which NetYantra grants to the Company the exclusive worldwide rights (other than in India where NetYantra is headquartered and subject to certain existing distribution and reseller agreements) to market and distribute our V-Cube™ IP-PBX software platform to Tier 1 carriers, telecommunications equipment manufacturers, ISPs, large corporations, SMEs and other business entities and individual retail customers. Under the distribution and marketing agreement, in consideration for the marketing and distribution rights granted to us by NetYantra, we are required to:

  •
  pay NetYantra the amount of $150,000 in one or more payments within 30 days of signing of the agreement and the amount of $250,000 on the day immediately following the first anniversary of the signing of the agreement; and

  •
  pay NetYantra fifty percent of certain net revenues which we derive from distribution of the V-Cube™ platform.

        In addition, in the event that our common stock is quoted or traded on a stock market on or before the first anniversary of the agreement, we must also issue to NetYantra shares of our common stock having a market value of $1,000,000 based on the opening price of our common stock on the first day of trading (or, at our option, pay to NetYantra a cash payment of $1,000,000 instead of issuing such shares).

        During the three months ended September 30, 2004, we paid NetYantra $50,000 towards the required $150,000 initial payment under the agreement. On September 9, 2004, NetYantra agreed to extend the date by which we were required to pay the remainder of the initial payment until October 15, 2004. In consideration for this extension, we agreed to pay to NetYantra an additional payment of $25,000 and to issue to NetYantra 50,000 shares of our common stock. The remaining portion of the initial payment and the additional payment of $25,000 were paid on our behalf by one of our stockholders on October 8, 2004 and we issued the 50,000 shares to NetYantra on October 1, 2004.

        The Agreement is for an initial term of five years. NetYantra may elect to terminate the exclusivity granted to VCS under the Agreement after a period of two years for any reason.

Factors Affecting Future Performance

We have a limited operating history; therefore, we may not be able to accurately forecast future results and operating losses in future periods could be greater than expected.

        We commenced operations in September 2002. Thus, we have a limited operating history. As a result, it is difficult to accurately forecast our revenues and we lack meaningful historical financial data upon which to base planned operating expenses. We may be unable to adjust our spending in a timely enough manner to compensate for any unexpected revenue shortfall. Conversely, we might not be able to respond effectively to an unexpected increase in sales activities, should one occur. This inability could cause our net losses in a given quarter to be greater than expected.

If we do not obtain a substantial amount of additional financing, we may have to curtail or suspend operations.

        We will require additional financing in order to fund our operations and to carry out our business plan. We can give no assurance, however, that we will be able to obtain such financing or that such financing will be available on satisfactory terms. To raise additional financing, we intend to pursue various possible financing options, including one or more public offerings or private placements of equity securities. If we are unable to obtain additional financing we may have to curtail or suspend operations.

We may continue to lose money on our operations.

        We are not profitable. In the fiscal year ended December 31, 2003, we incurred a net loss of $586,833 and as of December 31, 2003, we had an accumulated deficit of $599,721. For the fiscal quarter ended March 31, 2004, we incurred a net loss of $407,496 and as of March 31, 2004, we had an accumulated deficit of $1,007,217. We anticipate future losses to continue for the foreseeable future.

        We can give no assurance that we will be able to operate profitably. In general, our ability to become profitable depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. If we were to achieve profitability, we cannot give any assurance that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

        Our efforts to operate profitably will depend on, among other things:

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  developing the Vistula and Cardlink brands, through marketing and other promotional activities;

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  expanding our product and services offerings;

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  developing marketing and distribution relationships with strategic business partners;

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  expanding general and administrative functions to support any growth that may occur; and

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  establishing and developing customer and carrier relationships in the telecommunications industry.

If we fail to establish the Vistula, V-Cube™ and Cardlink brands or to attract repeat customers, we may not be able to increase our revenues sufficiently to fund our operations.

        We believe that we must develop and strengthen the Vistula, V-Cube™ and Cardlink brands, particularly because of the early stage of our development and the highly competitive nature of our business. If we fail to establish the Vistula, V-Cube™ and Cardlink brands quickly, we will remain at a competitive disadvantage and may lose the opportunity to obtain a sufficient number of customers. The development of the Vistula, V-Cube™ and Cardlink brands will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. We cannot be certain that we will be able to afford to conduct brand promotion activities sufficient to build awareness, or that such activities, if any, will be successful or will result in increased revenues. If we do achieve increased revenues, we can give no assurance that these revenues will be sufficient to offset the expenditures incurred in building our brands.

We currently derive a significant portion of revenue from a limited number of large contracts and customers, and, if we are unable to replace large contracts upon completion and maintain customer relationships, we could have a significant decrease in our revenues which would negatively impact our results.

        We have derived, and believe that we will continue to derive, a significant portion of our revenues in any given year from a limited number of large contracts. As these contracts wind down to completion, we face the task of replacing such revenue with new projects and contracts. 79% of our revenue for the fiscal year ended December 31, 2003 was derived from 5 customers and 93% of our revenue for the fiscal quarter ended March 31, 2004 was derived from 4 customers. Our inability to replace such revenues would cause a significant decrease in our revenue and negatively affect our operating results.

We may experience significant fluctuations in our results as a result of uncertainties relating to our ability to generate additional revenues, manage our expenditures and other factors, certain of which are outside of our control.

        Our operating results have varied considerably in the past and are likely to vary considerably due to a number of factors, many of which are outside of our control. The factors outside our control include, among others:

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  the timing of receipt of new contracts;

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  the length of our sales cycles;

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  competitive pricing pressures;

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  the commencement, completion or termination of contracts during any particular reporting period;

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  fluctuations in demand for our services;

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  the commencement of services by a customer;

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  services furnished by other providers;

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  the availability of new contracts sufficient to generate significant additional revenues to replace revenues associated with contracts that are nearing or at completion; and

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  telecommunications market conditions and economic conditions generally.

        The factors within our control include, among others:

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  the amount of sales and marketing expenses and general and administrative expenses we incur;

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  the timing of our expansion into new markets, through acquisitions or otherwise;

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  changes in the prices of products or services we offer; and

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  attracting qualified professionals in a timely manner and retaining them.

        Due to the above factors, quarterly revenues, expenses and results of operations could vary significantly in 2004 and beyond.

Our contracts typically contain provisions giving customers the ability to terminate their contracts under various circumstances and we may not be able to replace the revenues from such contracts which may have an adverse effect on our revenues and operating results.

        Our contracts typically have provisions that permit customers to terminate their contracts under various circumstances, including termination for convenience. Termination of such contracts by the customers may result in further loss of revenues and cause us to incur legal and other expenses associated with our efforts to collect some or all of the amounts we may be entitled to under such contracts. We also believe that intense competition and the current trend in telecommunication industry contracting toward shorter-term contracts that provide increased grounds for customer termination may result in increased frequency of customer termination or renegotiation. If large contracts, or a number of contracts that in the aggregate account for a material amount of our revenues, are suspended for any significant length of time or terminated, we may encounter difficulty replacing such revenues and our revenues and operating results would decline.

We may not be able to promptly reduce expenses in response to any decrease in our revenues, which would result in lower net margins.

        We may not be able to reduce our expenses in order to timely correspond with any decrease in our revenues, including decreases resulting from delays, cancellation or completion of existing contracts. Our failure to timely reduce our costs would decrease gross profits and increase our operating expenses. Efforts to reduce costs may include a restructuring of our business, reduction in headcount, office closings and the reduction or elimination of other administrative functions. Costs of compliance with domestic and international regulations associated with such headcount reductions, particularly in Europe, Asia and Africa, where we anticipate considerable growth, could be significant. Our efforts to reduce expenses could give rise to significant accounting charges and the payment of certain separation or severance benefits. Efforts to reduce expenses and the corresponding compliance burdens would place considerable strain on our management, legal and administrative functions.

If we are unable to collect receivables from development stage customers and other telecommunications companies, our operating results may be materially harmed.

        We may perform services for development stage customers that carry a higher degree of financial risk for us. Our customers, established and development stage, have been and may continue to be impacted by the tightening of available credit and general economic slowdown. As a result of these conditions, our customers may be unable to pay, or may delay payment, for services performed by us. If we are not able to collect such amounts, we may be required to write-off significant accounts receivable and recognize bad debt expense.

The extent of our dependence on international operations may give rise to increased management challenges and could harm our results of operations.

        Customers outside the United States accounted for approximately 93% of our revenues for the year ended December 31, 2002, and for approximately 58% of our revenues for the year ended December 31, 2003. Customers outside the United States accounted for approximately 73% of our revenues for the fiscal quarter ended March 31, 2004. The multi-jurisdictional nature of our revenues exposes us to additional risks. Such risks include:

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  the effects of terrorism;

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  the general economic and political conditions in each country;

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  the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States;

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  tariff and trade regulations;

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  difficulties in obtaining local business licenses or approvals;

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  management of a geographically diverse organization; and

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  difficulties and increased expenses in complying with a variety of foreign laws and regulations, including labor, employment and immigration laws where failure to comply could expose us to substantial fines and penalties and a reduction in our available workforce.

        The level and timing of the demand for our services and products could also be affected by changes in the applicable industry regulatory environments in foreign countries, including delays in deregulation or privatization affecting the pace at which licenses are awarded to telecommunication service providers.

        Expansion of our international operations may require significant expenditure of operating, financial and management resources and result in increased administrative and compliance costs that could harm our results of operations. In addition, by expanding our international operations, our revenues and earnings may be significantly affected by political instability and other political developments throughout the world, such as war and other international conflicts, civil unrest and local security concerns. Both the likelihood of such occurrences and their overall effect upon us vary greatly from country to country and are not predictable.

Providing services outside the United States carries the additional risk of currency fluctuations and foreign exchange controls imposed by certain countries since many of our non-U.S. projects are undertaken in local currency.

        Although we generally incur project expenses in the same currency in which payments are received under the contract, we do not currently engage in additional currency hedging activities to limit the risk of exchange rate fluctuations. Therefore, fluctuations in the currency exchange rate could have a negative impact on the profitability of our operations particularly if: (i) we cannot incur project expenses in the same currency in which payments are received under the contract; and (ii) there is a negative impact when converting back to U.S. dollars.

If we fail to manage the size of our billable workforce to anticipate increases or decreases in market demand for our services, it could harm our competitive position and financial results.

        If we maintain or increase billable staffing levels in anticipation of one or more projects and those projects are delayed, reduced or terminated, or otherwise do not materialize, we may underutilize these personnel, which would increase our cost of revenues, harming our results of operations. Due to current economic conditions and the corresponding effect on our customers or potential customers, it is extremely difficult to project accurately the demand for our services and, correspondingly, maintain an appropriately sized billable workforce. If we maintain a billable workforce sufficient to support a resurgence in demand and such demand does not materialize, then our expenses will be high relative to revenues. If we reduce the size of our billable workforce in response to any industry slowdown or decrease in the demand for services, then we may not maintain a sufficient number of skilled personnel to be able to effectively respond to any resurgence. As a result of these insufficient staffing levels, our competitive position in the industry could be negatively impacted and we could incur increased recruiting costs to replace our billable workforce. To the extent that we are unable to successfully anticipate increases or decreases in market demand for our services and manage the size of our billable workforce accordingly or mitigate through the use of contract labor, our financial results will be harmed.

Our inability to anticipate or adapt to changes in technology may harm our competitive position, reputation and opportunities for revenue growth.

        We operate in a highly competitive environment that is subject to rapid technological changes and the emergence of new technologies. Our future revenues depend significantly upon the adoption and deployment by telecommunication customers of new technologies. Our success will depend on our ability to timely enhance our current product and service offerings to keep pace with new technologies and the changing needs of our customers. If we are not successful in responding to technological changes, or industry or marketplace developments, our competitive position, reputation and opportunities for revenue growth may be harmed.

We may not be able to hire or retain a sufficient number of qualified engineers and other employees to meet our customers' needs or maintain the quality of our services.

        As a service business, our success depends significantly on our ability to attract, train and retain engineering, system deployment, managerial, marketing and sales personnel who have excellent technical skills, particularly as technology changes, as well as the interpersonal skills crucial to fostering customer satisfaction. Competition for highly skilled engineering, sales, marketing and support personnel is intense because there is a limited number of people available with the necessary technical skills and an understanding of the markets which we serve. We may have difficulty recruiting and retaining qualified technical personnel. In addition to recruitment difficulties, we must fully and properly train our new employees. Increased competition in the telecommunication industry is increasing the level of specific technical experience and training required to compete in the marketplace. This process is costly and resource constraints may impede our ability to quickly and effectively hire and train all of the personnel required to stay competitive in the marketplace.

Future acquisitions of new companies or technologies may result in disruption to our business and expose us to risks associated with acquisitions.

        We may make future acquisitions of, or investments in, other companies or technologies. Any future acquisitions or investments may require debt or equity financing, or the issuance of shares, which could be dilutive to our existing stockholders. In addition, our operating results may suffer as a result of any acquisition-related costs or impairment of goodwill and other intangible assets acquired in connection with an acquisition. In addition, acquisitions could expose us to a number of other risks and challenges, including:

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  diversion of management's attention and resources;

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  potential loss of key employees and customers of the acquired companies;

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  difficult and costly integration of operations;

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  lack of experience operating in the geographic market or industry sector of the acquired business;

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  adverse effects on existing business relationships;

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  risks associated with entering markets in which we have limited or no prior experience;

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  an increase in our expenses and working capital requirements; and

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  exposure to unanticipated contingent liabilities of acquired companies.

        Any of these and other factors could disrupt our business and harm our ability to achieve the anticipated benefits of an acquisition.

The consolidation of telecommunication service providers could adversely impact our business.

        The telecommunications industry has been characterized by significant consolidation activity. This consolidation and the potential continuing trend towards future consolidation within the telecommunications industry may lead to a greater ability among telecommunication service providers to provide a comprehensive range of network services, which could lead to a reduction in demand for our services. Moreover, the consolidation of telecommunication service providers could reduce the number of our current or potential customers and increase the bargaining power of our remaining customers which may adversely impact our business.

Government regulations may adversely affect our business.

        Our products and services are subject to federal and state regulations in the United States and foreign regulations. We believe that we will be able to comply in all material respects with the laws and regulations governing the telecommunication industry and our products and services, and that such laws will not have a material effect on our operations. However, various foreign, federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations.

If we fail to retain our key personnel and attract and retain additional qualified personnel, we might not be able to meet our customers' needs.

        Our future success and our ability to sustain our revenue growth depend upon the continued service of our executive officers and other key personnel. The loss of any of our key employees, in particular Rupert Galliers-Pratt, the chairman of our board and our president and chief executive officer, Adam Bishop, president of Vistula, and Mark Scully, president of Vistula USA, could adversely affect our ability to meet our customers' needs. We have entered into an employment agreement with Mr. Scully for a term of 18 months. At present, we do not have an employment agreement or any other agreement that obligates Messrs. Galliers-Pratt or Bishop to remain with us.

If we fail to hire a chief financial officer in a timely manner, the management of our finances and the quality and timeliness of our financial reporting may be adversely affected.

        We do not currently have a permanent chief financial officer. We are actively seeking to fill this position and expect that we will hire a new chief financial officer by the end of the third quarter of 2004. In the meantime, we have appointed Mr. George Vaughn of Vaughn & Associates, P.C., a professional services organization that provides interim and part-time chief financial officer services for emerging and established businesses, as our interim chief financial officer, and have engaged Vaughn & Associates to provide financial management and accounting services on a temporary basis. However, if we are unable to hire a new chief financial officer in a timely manner or if we are unable to continue to obtain temporary financial management and accounting services on a cost-effective basis, our ability to effectively manage our finances and the quality and timeliness of our financial reporting could be adversely affected.

We will not be successful if we do not grow our customer base beyond our initial customers.

        Our future success will depend on our ability to attract additional customers beyond our current limited number. The growth of our customer base could be adversely affected by:

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  customer unwillingness to implement our products and services;

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  any delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;

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  new product or service introductions by our competitors;

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  any failure of our products to perform as expected; or

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  any difficulty we may incur in meeting customers' delivery requirements.

        If we do not expand our customer base to include additional customers that use our services and products, our revenues will not grow significantly, or at all.

If we do not respond rapidly to technological changes or to changes in industry standards, our products and services could become obsolete.

        The market for our products and services is characterized by rapid technological change and frequent new product and service introductions. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and services and enhancements. The introduction of new products and services by competitors, the market acceptance of products and services based on new or alternative technologies or the emergence of new industry standards could render our existing or future products and services obsolete. If the industry standards adopted are different from those that we have chosen to support, market acceptance of our products and services may be significantly reduced or delayed. If our products and services become technologically obsolete, we may be unable to sell our products and services in the marketplace and generate revenues.

We will not retain customers or attract new customers if we do not anticipate and meet specific customer requirements and if our products and services do not adequately interoperate with our customers' existing networks.

        To achieve market acceptance for our products and services, we must effectively anticipate, and adapt in a timely manner to, customer requirements and offer products and services that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. The introduction of new or enhanced products also requires that we carefully manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, or to effectively manage the transition from older products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers.

        Many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Issues caused by an unanticipated lack of interoperability may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in loss of revenues or customers.

If we fail to compete successfully, our ability to increase our revenues or achieve profitability will be impaired.

        Competition in the telecommunications market is intense. This market has historically been dominated by large companies. In addition, a number of smaller companies, including BonNet, Fewhurst, C2C and Total X, have products and services that address similar opportunities to that which we and our subsidiaries address in the wholesale voice services market. Broadsoft, Vonage, Cisco Systems, Net2Phone and Europass offer software and hardware product offerings that may compete with our V-Cube™ platform or with one or more features or components of the V-Cube™ platform. Because the products and services market in which we operate or intend in the near future to operate are rapidly evolving, additional competitors with significant financial resources may enter these markets and further intensify competition.

        Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources, including the ability to offer financing programs. If we are unable or unwilling to offer vendor-sponsored financing, prospective customers may decide to purchase products and services from one of our competitors who offers this type of financing. Furthermore, some of our competitors are currently selling significant amounts of other products and services to our current and prospective customers. Our competitors' broad product portfolios coupled with already existing relationships may cause our customers to buy our competitors' products and services.

        To compete effectively, we must deliver products and services that:

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  provide extremely high reliability and quality;

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  scale easily and efficiently;

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  interoperate with existing network designs;

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  provide effective network management;

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  are accompanied by comprehensive customer support and professional services; and

  •
  provide a cost-effective solution for customers.

        If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of revenues and reduced gross margins.

Our business is exposed to the general conditions of the telecommunications market.

        Our business is subject to global economic conditions, and in particular, market conditions in the telecommunications industry. Our operations could be adversely affected if declines in capital spending from telecommunications service providers continue. If global economic conditions worsen, or if the prolonged slowdown in the telecommunications industry continues, then we may experience adverse operating results.

The markets for wholesale voice services (particularly VoIP services), VoIP software and pre-pay products are new and evolving and, if these markets do not develop as expected, then it could have a material adverse effect on our business.

        While we believe there is a significant growth opportunity in providing wholesale voice termination services (including VoIP services), VoIP software and pre-pay products to carriers and operators and other potential customers, there can be no assurances that these technologies will be widely accepted or that a viable market for our services and products will fully develop or be sustainable. If these markets do not develop, or develop more slowly than expected, then we may not be able to sell or license our products or services in significant volume, or at all. Due to the intense competition in these markets and with respect to VoIP products and services, the relatively recent introduction of this technology, there can be no assurance that we will succeed in these evolving marketplaces.

Intellectual property infringement claims against us or any of our subsidiaries, even without merit, could require us to enter into costly licenses or deprive us of the technology we need.

        Our industry is technology intensive. As the number of competitors in our target markets increases and the functionality of the products produced by such competitors further overlaps, third parties may claim that the technology we develop or license infringes their proprietary rights. Any claims against us or any of our subsidiaries may affect our business, results of operations and financial conditions. Any infringement claims, even those without merit, could require us to pay damages or settlement amounts or could require us to develop non-infringing technology or enter into costly royalty or licensing agreements to avoid service implementation delays. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of our management resources could have a material adverse effect on our results of operations and financial condition. If successful, a claim of product infringement could deprive us of the technology we need altogether.

Failure to protect our intellectual property rights could have a material adverse effect on our business.

        Our success depends in part upon the protection of our proprietary products. We have taken steps that we believe are adequate to establish, protect and enforce our intellectual property rights. We cannot assure you that these efforts will be adequate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain rights to use our products or technology.

If our products contain defects, then our sales are likely to suffer, and we may be exposed to legal claims.

        Our business strategy calls for the development of new products, services and enhancements which may from time to time contain defects or result in failures that we did not detect or anticipate when introducing such products, services or enhancements to the market. In addition, the markets in which our products and services are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of our products and services. Despite product testing by us, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in product returns, adverse publicity, loss of or delays in market acceptance of our products, delays or cessation of service to our customers or legal claims by customers against us.

        To the extent that contractual provisions that limit our exposure to legal claims are unenforceable or such claims are not covered by insurance, a successful products liability claim could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to litigation.

        We may be subject to claims involving how we conduct our business or the market for or issuance of our common stock or other securities. Any such claims against us may affect our business, results of operations and financial conditions. Such claims, even those without merit, could require us to pay damages or settlement amounts and would require a substantial amount of time and attention from our senior management as well as considerable legal expenses. Although we do not anticipate that our activities would warrant such claims, there can be no assurances that such claims will not be made.

ITEM 3.    DESCRIPTION OF PROPERTY.

        We maintain our principal executive offices at 40 Portman Square, 4th Floor, London W1H 6LT. The premises consist of approximately 3,500 square feet of office and warehouse space. Through August 2004 we leased these premises on an informal rent-free basis. On August 23, 2004, Vistula entered into an agreement with Mossbarton Limited, a company controlled by Adam Bishop, one of our executive officers, pursuant to which Mossbarton grants Vistula the right to use and occupy the premises for approximately $2,700 per month. This agreement has a term of six months. Vistula may terminate the agreement upon thirty days written notice to Mossbarton.

        We also rent approximately 300 square feet in the London facility of Telehouse, a specialty telecommunications hotel and service provider. We pay approximately $7,500 per month for use of this facility and services provided by Telehouse. The Telehouse lease expires in August 2006. In addition, we have also entered into a co-location agreement pursuant to which we rent approximately 400 square feet of space at 650 Grand Avenue in Los Angeles, California. We anticipate that the fees for use of the Grand Avenue facility will range between $2,500 and $3,000 per month depending on the level and nature of services used. The co-location agreement terminates in February 2005.

        The offices at Telehouse in London and 650 Grand Avenue in Los Angeles house our telecommunication switches. The switches are installed in rooms that are environmentally modified, cooled and designed for switching equipment. These facilities have full battery backup for a full 24 hours in case of a power failure.

        We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices in the respective areas.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        At the close of business on August 20, 2004, there were issued and outstanding 24,404,406 shares of our common stock. The following table provides information regarding the beneficial ownership of our common stock as of August 20, 2004 by:

  •
  each person known by us to be the beneficial owner of more than five percent of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our current directors and executive officers as a group.

        The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The number of shares listed includes shares that may be purchased through the exercise of options that vest within 60 days of August 20, 2004.

	Shares Beneficially Owned
Name/Address of Beneficial Owner
	Number	Percent
Rupert Galliers-Pratt (1) Mawley Hall, Cleobury Mortimer Worcestershire, DY14 8PN, United Kingdom	13,410,000	54.9%
Executive Management Services Limited Palm Chambers No.4 Fishlock Road Road Town Tortola, British Virgin Islands	9,000,000	36.9%
Oneta Associates, Inc. The Pasea Estate Road Town Tortola, British Virgin Islands	8,000,000	32.8%
George Galliers-Pratt Mawley Hall, Cleobury Mortimer Worcestershire, DY14 8PN, United Kingdom	1,350,000	5.5%
Mark Scully(2) 859 Ophir Peak Road Incline Village, Nevada 89451	1,100,000	4.3%
Adam Bishop(3) 44 Kenilworth Road London W1H 6LT, United Kingdom	500,000	2.0%
J. Marcus Payne(4) 5315 N. Clark Street Chicago, Illinois 60640	175,000	*
Anthony Warrender(5) 4392 Carrington Road Markham, Virginia 22643	115,000	*
Kevin West(6) 52 Briavels Court, Downs Hill Rd Epsom, Surrey, KT18 5HP, United Kingdom	100,000	*
George R. Vaughn(7) 639 Granite Street Braintree, MA 02184	—	—
All current directors and executive officers as a group (7 persons)	15,400,000	60.6%

*
Indicates less than 1%

(1)
Includes 9,000,000 shares held by Executive Management Services Limited. Mr. Galliers-Pratt has indirect voting and investment power with respect to these shares. Also includes an aggregate of 3,150,000 shares held of record by the children of Mr. Galliers-Pratt. Mr. Galliers-Pratt is our chairman, president and chief executive officer.

(2)
Represents the number of shares that may be purchased through the exercise of options held by Mr. Scully or that the board is bound to grant to Mr. Scully pursuant to an employment agreement with Mr. Scully and that vest within 60 days of August 20, 2004. Excludes a total of 1,650,000 shares subject to options held by Mr. Scully or that the board is bound to grant to Mr. Scully pursuant to an employment agreement with Mr. Scully and that do not vest within 60 days of August 20, 2004. Mr. Scully is the president of our wholly owned subsidiary, Vistula USA, Inc.

(3)
Mr. Bishop is the president of our wholly owned subsidiary, Vistula Limited.

(4)
Represents shares held by Olympic Corporate Holdings Limited of which Mr. Payne is a director. Mr. Payne is a member of our board of directors.

(5)
Includes the number of shares that may be purchased through the exercise of options that vest within 60 days of August 20, 2004. Excludes a total of 60,000 shares subject to options held by Mr. Warrender that do not vest within 60 days of August 20, 2004. Mr. Warrender is a member of our board of directors.

(6)
Mr. West is a member of our board of directors.

(7)
Mr. Vaughn is our Chief Financial Officer, Assistant Treasurer and Secretary.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS.

        Our current directors and executive officers are:

Name	Age	Positions Held
Rupert Galliers-Pratt	53	Chief Executive Officer, President and Chairman of the Board
George R. Vaughn	50	Chief Financial Officer, Assistant Treasurer and Secretary
Adam Bishop	44	President, Vistula Limited
Mark Scully	47	President, Vistula USA, Inc.
J. Marcus Payne	52	Director (1)(2)(3)
Kevin West	40	Director
Anthony Warrender	54	Director (1)(2)(3)

    (1)
    Member of the Audit Committee

    (2)
    Member of the Compensation Committee

    (3)
    Member of the Nominating Committee

        Rupert Galliers-Pratt.    Mr. Galliers-Pratt has served as chairman of our board of directors and our president and chief executive officer since our inception. He also serves as chairman of the board of directors of our subsidiaries, Vistula Limited, Vistula USA, Inc. and Cardlink Services Limited. He was one of the founding shareholders of Vistula Limited, which we acquired in March 2004. Mr. Galliers-Pratt has served as chairman of Vistula Limited since its incorporation in August 2002. From 1996 through July 2002, he was a private investor. From 1992 through 1995, he served as chairman and chief executive officer of Petersburg Long Distance Inc. During that time, Mr. Galliers-Pratt was responsible for establishing ZAO PeterStar, which is the dominant Competitive Local Exchange Carrier in St. Petersburg and Altel, which was the first cellular operator in Kazakhstan. In addition to Petersburg Long Distance Inc., he has served on the board of directors of a number of listed companies in the United Kingdom and the United States including Optical Care (Bermuda) Limited and Symposium Telecom Inc.

        Mr. Galliers-Pratt was censured by the London Stock Exchange on July 24, 1996 for inadvertently failing to disclose in a document prepared in connection with the admission of Optical Care (Bermuda) Limited on the U.K. Alternative Investment Market, details of all his then current directorships and details of his then past directorships of companies that had gone into receivership or liquidation within 12 months of his being a director. When Mr. Galliers-Pratt became aware of the fact that these omissions had been made, he notified the London Stock Exchange immediately and compiled a detailed list of the omissions. In its public announcement of his censure, the London Stock Exchange accepted that the omissions were the result of error rather than being deliberate. Our board of directors has considered these matters in their entirety and believes that Mr. Galliers-Pratt is a fit and proper person to serve as the chairman of our board of directors and as our chief executive officer.

        George R. Vaughn.    Mr. Vaughn was appointed interim chief financial officer, assistant treasurer and secretary of VCS on June 30, 2004. In 1995, Mr. Vaughn founded Vaughn & Associates, P.C., a professional services organization that provides interim and part-time chief financial officer, outsourced financial management, and tax advisory services for emerging and established businesses. From 1990 to 1995, Mr. Vaughn was chief financial officer of XRL, Inc., a venture capital-backed manufacturer of semiconductor capital equipment, which was sold in 1995. Mr. Vaughn is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants. Mr. Vaughn has over twenty-five years of accounting experience. Mr. Vaughn holds a B.S. in Business Administration from Stonehill College.

        J. Marcus Payne.    Mr. Payne has served as a member of our board of directors since our inception. Mr. Payne is a senior partner and managing director of Parrington Associates Limited. Parrington provides consulting and management expertise to its clients in their international telecom ventures. In 1988, Mr Payne founded InnerAsia Consulting Group, the predecessor to Parrington. Mr. Payne received a law degree from the Law School of The University of Western Ontario in London, Ontario, Canada. Mr. Payne is a member of our audit committee, compensation committee and nominating committee.

        Kevin West.    Mr. West has served as a member of our board of directors since our inception. Mr. West joined Vodafone Retail in the United Kingdom in May 1998 and since that time has held various senior Information Technology roles within Vodafone's U.K. organization. Until March 2002, Mr. West served as the director of Business Systems for Vodafone U.K. In October 2002, he was appointed to lead Business Systems Development, which combined all the various IT functions across the Vodafone U.K. organization. He currently represents Vodafone U.K.on the Vodafone Global CIO Council, which is responsible for setting Information Technology direction and strategy across the Vodafone organization. Prior to joining Vodafone in 1998, Mr. West held senior IT positions for Superdrug Stores PLC, which is part of the Kingfisher Group, and with IBM and British Telecom. Mr. West studied Telecommunications at Merton College in the United Kingdom.

        Anthony Warrender.    Since 1983, Mr. Warrender has been the president of Warrender Associates, Inc., a private financial consultancy and investment business based in Virginia. Prior to 1983, Mr. Warrender was a Vice President (investment banking) of J. Henry Schroder Corporation in New York. He has also served since 1987 as an executive director and chief financial officer of Taylor, Harris Insurance Services, Ltd, a privately-owned equine insurance agency. From October 1997 through November 2002, he also served as a non-executive director and chairman of the audit committee of the board for Oxus Mining PLC, a gold and base metals mining company operating in Central Asia. Mr. Warrender graduated with a M.A from Christ Church, Oxford and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Warrender is a member of our audit committee, compensation committee and nominating committee.

        Mark Scully.    Mr. Scully has served as the chief executive officer and president of our subsidiary, Vistula USA, Inc. from its inception in February 2004. Mr. Scully has significant experience as a senior executive in the telecommunications industry. From February 2001 through December 2003, he was the president and chief executive officer of TelcoXchange Network, Inc., an international voice and data carrier primarily serving the Asian market. From February 2001 through December 2002, he also served as a director of Boathouse Communications Partners LLC, a hybrid private equity and senior management consultancy firm focused on telecommunications and technology ventures. From March 1997 through June 2000, Mr. Scully served as the chief financial officer of New Global Telecom, a telecommunications services company providing, installing and managing international telecommunications networks. From October 1994 through December 1996, he served as president and chief operating officer of US Wats, Inc., a regional interexchange telecommunications company and from November 1987 through October 1994, served as chief financial officer of Call America Business Communications, a regional interexchange and enhanced telecommunication services provider. Mr. Scully holds a Masters degree in International Business Administration from the Monterey Institute of International Studies and a Bachelors degree from Pennsylvania State University.

        Adam Bishop.    Mr. Bishop has served as the president and chief executive officer of Vistula Limited, a wholly owned subsidiary of VCS, since its inception in September 2002. Mr. Bishop has significant experience as a senior executive in the international telecommunications industry. From 1991 to 1996, Mr. Bishop was a senior executive at British Telecom PLC. From 1997 to December 2001, Mr. Bishop served as the chief executive officer of Telemonde Inc., a provider of international bandwidth and fiber pipes. Mr. Bishop also served as a director of Symposium Telecom Inc., a U.S. listed telecommunications company. Mr. Bishop has spent over 20 years in the international communications field. Mr. Bishop graduated from London University with a degree in Physics.

        Our directors hold office until the next annual meeting of stockholders or until their successor is elected and qualified or until his or her earlier resignation or removal.

        Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

        We have an active search underway to identify candidates for the position of chief financial officer, which we hope to fill before the end of the third quarter of 2004.

Committees of the Board of Directors

        The board of directors currently has three standing committees. The board of directors has an audit committee which is responsible for overseeing all of our financial and legal and regulatory compliance functions, including matters relating to the appointment and activities of our auditors, audit plans and procedures, various accounting and financial reporting issues and changes in accounting policies, and reviewing the results and scope of the audit and other services provided by our independent public accountants. The audit committee intends to adopt a written charter. The board of directors also has a compensation committee responsible for determining the compensation of our executive officers. The compensation committee also intends to adopt a written charter. The board of directors has also established a nominating committee. The purpose of the nominating committee is to identify individuals qualified to become members of the board, to recommend director nominees for each annual meeting of stockholders and nominees for election to fill any vacancies on the Board of Directors and to address related matters.

        Currently, two of our outside directors, Mr. Warrender and Mr. Payne, serve as members of the Audit Committee, the Compensation Committee and the Nominating Committee.

ITEM 6.    EXECUTIVE COMPENSATION.

Directors Compensation

        Commencing in the 2004 fiscal year, we will pay our non-employee directors an annual fee of $25,000. The non-employee directors will also receive a fee of $1,000 for any regular or special meeting attended, or $500 for each telephonic meeting in which the director participated, for any meeting in excess of five meetings in any year. The meeting fees for the first five meetings of a year will be included within the annual fee paid to the director.

        Commencing in the 2004 fiscal year, we will also pay each non-employee director who serves as the chair of the audit committee an additional annual fee of $10,000 and each non-employee director who serves as the chairman of the compensation and nominating committees an annual fee of $5,000. The other non-employee members of these committees will receive an annual fee of $2,500 for serving on the committee. The non-employee directors will also receive a fee of $600 for any regular or special meeting of a committee attended, or $300 for each telephonic meeting of a committee in which the director participated, for any meeting in excess of three meetings in any year. The meeting fees for the first three meetings of a year will be included within the annual committee fee paid to the directors.

        Commencing in the 2004 fiscal year, directors who are not employees may also receive stock option grants under our option plan. We will also reimburse directors for out-of-pocket expenses incurred in attending board and committee meetings and undertaking certain matters on our behalf. If one of our non-employee directors spends a day outside of his or her own office in furtherance of our business, we will pay the director a per diem payment of $1,000. Directors who are our employees will not receive separate fees for their services as directors.

Executive Officer Compensation

        We do not currently have organized labor agreements or union agreements with our employees.

        We recorded as a capital contribution the amounts of $110,000 and $27,500 which represented imputed salary which was attributed to the employment of Adam Bishop, one of our named executive officers, during the fiscal year ended December 31, 2003 and the fiscal quarter ended March 31, 2004, respectively. Other than this accounting for contributed services, there was no compensation accrued or otherwise recorded with respect to, or awarded or paid by us to, our named executive officers for the last fiscal year.

Option Plan

        In February 2004, we adopted, and in March 2004, our stockholders approved, a Stock Incentive Plan which covers up to 6,000,000 shares of our common stock.

        On May 5, 2004, we granted a non-statutory option to purchase a total of 1,250,000 shares of our common stock to Mark Scully, the president of Vistula USA, Inc. and one of named executive officers, in connection with his employment with our subsidiary, Vistula USA. This option vests quarterly over a period of 15 months in five equal installments of 250,000 shares and has an exercise price of $0.10 per share. The first installment of 250,000 shares of common stock subject to the option vested upon grant.

        On May 5, 2004, we also granted non-statutory options to purchase a total of 750,000 shares of our common stock to each of Eric Pomeroy and Edward DeMent, in connection with their employment with Vistula USA. These options were to vest quarterly over a period of nine months in three equal installments of 250,000 shares and each has an exercise price of $0.10 per share. On June 30, 2004, Mr. Pomeroy resigned from his employment with Vistula USA and his non-statutory stock option to purchase 750,000 shares was terminated. Mr. DeMent has also resigned from his employment with Vistula USA, effective June 30, 2004 and his non-statutory stock option to purchase 750,000 shares was also terminated. Pursuant to an amended and restated employment agreement with Mark Scully, our board of directors is obligated to grant to Mr. Scully a non-statutory stock option to purchase the unvested shares under the non-statutory stock options previously granted to each of Messrs. Pomeroy and DeMent upon termination of Messrs Pomeroy's and DeMent's employment with Vistula USA. The options shall have an exercise price of $.10 per share and shall vest as if such options were granted by VCS on May 5, 2004 and were subject to the same vesting terms as the options granted by us to Mr. Scully on that date.

        On May 5, 2004, we granted a non-statutory option to purchase a total of 75,000 shares of our common stock to Anthony Warrender, one of our directors, in connection with his appointment to our board of directors. This option vests quarterly over a period of 15 months in five equal installments of 15,000 shares and has an exercise price of $0.05 per share.

Employment Agreements

        On January 1, 2004, we entered into an employment agreement with Mark Scully, the president of Vistula USA and one of our named executive officers. The employment agreement was amended and restated on May 5, 2004. The amended and restated employment agreement has a term of 18 months. The terms of his employment agreement provide that Mr. Scully will receive a base salary at a monthly rate of $10,000 and he will be entitled to an annual bonus based on Vistula USA meeting certain performance milestones based on its gross profit margin. Mr Scully also receives a severance payment equal to six months of base salary if he is terminated without cause by Vistula USA.

        On January 1, 2004, we also entered into employment agreements with Eric Pomeroy and Edward DeMent, who are employees of Vistula USA. These employment agreements were amended and restated on May 5, 2004. Each of the amended and restated employment agreements has a term of 15 months. The terms of the employment agreements provide that Messrs. Pomeroy and DeMent will receive a base salary at the monthly rate of $5,000 and $10,000, respectively, and each will be entitled to certain annual bonus payments based on Vistula USA meeting certain performance milestones based on its gross profit margin and EBITDA. Messrs. Pomeroy and DeMent also receive a severance payment equal to six months of base salary if they are terminated without cause by Vistula USA.

        Mr. Pomeroy resigned from his employment with Vistula USA on June 30, 2004 and under a severance agreement between Mr. Pomeroy and Vistula USA, in lieu of any salary, compensation or benefits due to Mr. Pomeroy upon termination of his employment, Vistula USA agreed to transfer to Mr. Pomeroy certain telecommunications equipment owned by Vistula USA for the purchase price of $60,000. Mr. Pomeroy agrees to pay $30,000 of the purchase price by way of set off against monthly agency fees payable to Mr. Pomeroy for identifying and assisting Vistula USA in obtaining routes for telecommunications traffic. The remaining $30,000 of the purchase price shall be payable in the form of a 10% credit against monthly invoices rendered by Mr. Pomeroy or his affiliates in connection with the use of a Nigerian telecommunications route by Vistula USA or its customers.

        Mr. DeMent also resigned from his employment with Vistula USA, effective as of June 30, 2004. Under a termination agreement between Mr. DeMent and Vistula USA, Vistula USA is required to pay Mr. DeMent the amount of $30,000, less any applicable withholding taxes or other deductions required by law, on December 31, 2004; provided, that in the period commencing on the date of his resignation through December 31, 2004, VCS has obtained equity financing from one or more sources in which the net cash proceeds to VCS are at least US$10 million.

        No other named executive officers have employment agreements with the company or any of its subsidiaries.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        One of our subsidiaries, Vistula Limited, has agreed to unconditionally guarantee the obligations of one of our principal stockholders under a credit facility established in the name of the stockholder. For more information, see "PART II, Item 2. Management's Discussion and Analysis and Results of Operations—Off-Balance Sheet Arrangements."

        On March 2, 2004, we purchased all of the issued and outstanding ordinary shares of Cardlink and all of the issued and outstanding ordinary shares of Vistula. We issued an aggregate of 23,885,000 shares of common stock to the former shareholders of Vistula and Cardlink in exchange for all of the shares of Cardlink and Vistula. Mr. Rupert-Galliers-Pratt, the chairman of our board and our president and chief executive officer, and his affiliates, controlled Vistula and Cardlink prior to this transaction.

        On May 5, 2004, we sold 100,000 shares of our common stock to Mr. Anthony Warrender, one of our directors, for a total consideration of $5,000. On May 5, 2004, we also issued an option to purchase 75,000 shares of our common stock to Mr. Warrender.

        On May 5, 2004, we issued an option to purchase 1,250,000 shares of our common stock to Mr. Mark Scully, one of our named executive officers. VCS and our wholly owned subsidiary, Vistula USA, are parties to an amended and restated employment agreement with Mr. Scully pursuant to which Mr. Scully is employed as the president of Vistula USA, Inc. Pursuant to the amended and restated employment agreement, we are obligated to issue an additional option to Mr. Scully to purchase up to 1,500,000 shares of our common stock. For more information regarding these options and this employment agreement, see "Item 6. Executive Compensation—Option Plan" and "Item 6. Executive Compensation—Employment Agreements."

        On July 2, 2004, we entered into a note subscription agreement with the J. Rothschild Assurance Self Invested Personal Pension Plan No.2, the sole beneficiary of which is our chairman, chief executive officer and president, Mr. Rupert Galliers-Pratt. The note subscription agreement was amended and restated on August 11, 2004. Under the amended and restated note subscription agreement, we issued and sold to Mr. Galliers-Pratt's pension plan a convertible promissory note in the principal amount of $125,000 on July 12, 2004 and we issued and sold to the pension plan a convertible promissory note in the principal amount of $50,000 on August 11, 2004. Both convertible promissory notes have a one year term, accrue interest at the rate of 7% per annum and are convertible into shares of our common stock at the price of $1.50 per share.

ITEM 8.    DESCRIPTION OF SECURITIES.

General

        On June 30, 2004 our board of directors approved an amendment to our certificate of incorporation to increase our authorized common stock, $0.001 par value per share, from 40,000,000 shares to 100,000,000 shares and to establish a class of authorized preferred stock, $0.001 par value per share, consisting of 10,000,000 shares and recommended that the amendment be submitted to our stockholders for approval. On July 2, 2004 the amendment was submitted to our stockholders for approval by written consent. Following receipt of written consent from the holders of a majority of our outstanding capital stock, the certificate of incorporation was amended on July 20, 2004. Accordingly, under our certificate of incorporation, as amended to date, we are authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The following is a summary description of our capital stock.

Common Stock

        As of August 20, 2004, there were 24,404,406 shares of our common stock outstanding. The shares were held of record by 23 stockholders.

        Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities. Our common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

Preferred Stock

        As of August 20, 2004, there were no shares of our preferred stock outstanding.

Options

        We have issued options to purchase an aggregate of approximately 2,825,000 shares of common stock to certain officers, directors and employees, at exercise prices ranging from approximately $0.05 to $0.10 per share.

Dividend Policy

        We have not paid any dividends on our common stock and we intend to retain all earnings for use in our operations and to finance the development and the expansion of our business. We do not anticipate paying any dividends on the common stock in the foreseeable future. The payment of dividends is within the discretion of our board of directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The address of the transfer agent and registrar is 17 Battery Place, New York, New York 10004.

PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

No Public Market

        There is no public market for our common stock. Our common stock is not listed on any securities exchange at the present time. We intend to approach authorized market makers to have them apply to have the shares of our common stock listed on the OTC Bulletin Board once this registration statement becomes effective. We intend to eventually seek listing of our common stock on a national securities exchange or trading of our common stock on the Nasdaq Stock Market at such time as we qualify for such listing or trading. We can give no assurance that we will be able to find a market maker willing to obtain a OTC Bulletin Board listing or that our common stock will be listed on a national securities exchange or traded on the Nasdaq Stock Market. Even we if we obtain trading in our common stock, we are not certain that any trading market will be sustained.

Shares Eligible for Resale

        As of August 20, 2004, we have issued and sold 24,404,406 shares of common stock in reliance on exemptions from the registration requirements of the Securities Act. These shares are not registered hereby, are "restricted securities" under the Rule 144 promulgated under the Securities Act of 1933, and may not be sold except pursuant to a registration statement pursuant to the Securities Act of 1933, and thereafter, subject to Rule 144 under the Securities Act. 23,985,000 of these restricted securities will not be eligible for resale until March 2, 2005, 100,000 of these restricted securities will not be eligible for resale until May 6, 2005 and 419,406 of these restricted securities will not be eligible for resale until May 13, 2005. In addition, as of August 20, 2004, there were outstanding options to purchase 2,825,000 shares of common stock, holders of stock options could exercise these options and sell some of the shares issued upon exercise as described below.

Rule 144

        In general, under Rule 144, an affiliate of VCS, or any person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the then-outstanding shares of common stock (approximately 239,850 shares as of May 5, 2004), or

  •
  the average weekly trading volume during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC.

        Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and information about us must be publicly available.

Rule 144(k)

        Under Rule 144(k), a person who has not been an "affiliate" of VCS at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate" from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

        Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

        We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) and 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors.

Number of Holders

        As of August 20, 2004, we had 23 stockholders of record.

Reports to Shareholders

        We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB with the SEC voluntarily with the intention of establishing VCS as a reporting company under the Securities Exchange Act of 1934. Upon the effectiveness of this registration statement, we will be required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Securities Exchange Act of 1934.

ITEM 2.    LEGAL PROCEEDINGS.

        We are not a party to any legal proceedings the outcome of which, in the opinion of our management, would have a material adverse effect on our business, financial condition, or results of operations.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        None.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

        From our inception, we have sold the following securities in reliance on one or more exemptions from registration under the Securities Act of 1933, as amended, including the exemption under Section 4(2) thereof:

        1.     On March 2, 2004, we issued a total of 2,000,000 shares of our common stock in exchange for all of the issued and outstanding shares of Vistula held by the sole shareholder of Vistula.

        2.     On March 2, 2004, we issued a total of 21,885,000 shares of our common stock in exchange for all of the issued and outstanding shares of Cardlink held by the shareholders of Cardlink.

        3.     On May 5, 2004, we issued a total of 100,000 shares of our common stock to one of our directors, Mr. Anthony Warrender, for a total consideration of $5,000.

        4.     On May 13, 2004, we issued a total of 419,406 shares of our common stock to Kevin Dann & Partners, LLC in exchange for financial advisory and investment banking services provided by Kevin Dann to us.

        5.     On July 2, 2004, we entered into a note subscription agreement with the J. Rothschild Assurance Self Invested Personal Pension Plan No.2, the sole beneficiary of which is our chairman, chief executive officer and president, Mr. Rupert Galliers-Pratt. The note subscription agreement was amended and restated on August 11, 2004. Under the amended and restated note subscription agreement, we issued and sold to Mr. Galliers-Pratt's pension plan a convertible promissory note in the principal amount of $125,000 on July 12, 2004 and we issued and sold to the pension plan a convertible promissory note in the principal amount of $50,000 on August 11, 2004. Both convertible promissory notes have a one year term, accrue interest at the rate of 7% per annum and are convertible into shares of our common stock at the price of $1.50 per share.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  1.
  any breach of their duty of loyalty to the corporation or its stockholders;

  2.
  acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

  3.
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  4.
  any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification. We expect to obtain shortly an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We also intend to enter into indemnification agreements with each of our directors. The indemnification agreements will provide the maximum protection permitted by Delaware law with respect to the indemnification of directors. We believe that these provisions, policy and agreements are desirable to help us attract and retain qualified persons as directors and executive officers.

VISTULA COMMUNICATIONS SERVICES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2003 and the
Period from Inception (August 30, 2002) through December 31, 2002 and the Three Months ended March 31, 2004 (unaudited)

C O N T E N T S

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Vistula Communications Services, Inc.
United Kingdom

        We have audited the accompanying consolidated balance sheet of Vistula Communications Services, Inc. (the Company), a Delaware corporation, as of December 31, 2003, and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vistula Communications Services, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

VITALE, CATURANO & COMPANY, P.C.

April 7, 2004
    (except with respect to the matters discussed in Note 4, 9 and 12, as to which the date is May 5, 2004)
Boston, Massachusetts

VISTULA COMMUNICATIONS SERVICES, INC.
Consolidated Balance Sheets

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$90,855	$88,644
Accounts receivable	447,629	244,213
Prepaid expenses and other current assets	96,067	170,012

Total current assets	634,551	502,869

Property and equipment, net	2,059,823	149,940

	2,694,374	$652,809

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	798,188	$668,419
Accrued expenses	476,662	113,317
Due to stockholder	57,204	64,602

Total current liabilities	1,332,054	846,338

Capital lease obligation	1,884,668	—

Stockholders' deficit:
Common stock, $0.001 par value, 40,000,000 shares authorized, 23,885,000 issued and outstanding	23,885	23,885
Additional paid-in capital	478,070	398,276
Accumulated deficit	(1,007,217)	(599,721)
Cumulative translation adjustment	(17,086)	(15,969)

Total stockholders' deficit	(522,348)	(193,529)

	$2,694,374	$652,809

VISTULA COMMUNICATIONS SERVICES, INC.
Consolidated Statements of Operations

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002
	(unaudited)
Net revenues	$986,626	$145,928	$1,239,757	$98,541
Cost of revenues	956,521	123,534	1,040,605	59,406

Gross profit	30,105	22,394	199,152	39,135
General and administrative expenses	408,777	51,662	787,769	52,023

Loss from operations	(378,672)	(29,268)	(588,617)	(12,888)
Interest income (expense)	(28,824)	—	1,784	—

Net loss	$(407,496)	$(29,268)	$(586,833)	$(12,888)

Weighted-average basic and diluted shares outstanding	23,885,000	2,000,000	18,413,750	2,000,000

Net loss per common share basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.01)

VISTULA COMMUNICATIONS SERVICES, INC.
Consolidated Statements of Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002
	(unaudited)
Cash flows from operating activities:
Net loss	$(407,496)	$(29,268)	$(586,833)	$(12,888)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,828	1,185	22,841	—
Contribution of services by stockholder	27,500	27,500	110,000	—
Payment of Company expenses by stockholders	52,294	133,689	244,479	—
Company expenses paid by stockholder recorded as due to stockholder	—	—	141,087	41,714
Non cash compensation expense	—	—	617	—
Non cash interest expense	28,833	—	—	—
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(203,416)	(4,593)	(163,067)	(81,146)
Prepaid expenses and other current assets	73,944	(7,481)	(170,012)	—
Increase (decrease) in:
Accounts payable	129,769	5,626	723,892	9,129
Accrued expenses	363,345	(49,489)	(775)	49,489

Net cash provided by (used in) operating activities	74,601	77,169	322,229	6,298

Cash flows from investing activities:
Purchases of property and equipment	(59,383)	(68,416)	(158,336)	—

Net cash used in investing activities	(59,383)	(68,416)	(158,336)	—

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	166	2
Payments on shareholder loan	(7,398)	—	(51,300)	—

Net cash provided by financing activities	(7,398)	—	(51,134)	2

Effect of exchange rates on cash	(5,609)	1,370	(30,221)	(194)

Net increase in cash and cash equivalents	2,211	10,123	82,538	6,106
Cash and cash equivalents, beginning of period	88,644	6,106	6,106	—

Cash and cash equivalents, end of period	$90,855	$16,229	$88,644	$6,106

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—	$—

Cash paid for taxes	$—	$—	$—	$—

Equipment acquired pursuant to capital lease obligation	$1,855,835	$—	$—	$—

Forgiveness of shareholder loan	—	—	66,899	—

VISTULA COMMUNICATIONS SERVICES, INC.
Consolidated Statements of Stockholders' Deficit

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Deficit	Comprehensive Loss
	Shares	Amount
Balance at inception August 30, 2002	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	2,000,000	2,000	(1,998)	—	—	2
Net loss	—	—	—	(12,888)	—	(12,888)	(12,888)
Change in cumulative translation adjustment	—	—	—	—	(194)	(194)	(194)

							$(13,082)

Balance, December 31, 2002	2,000,000	2,000	(1,998)	(12,888)	(194)	(13,080)
Issuance of common stock	4,500,000	4,500	(4,334)	—	—	166
Issuance of common stock pursuant to employment and consulting agreements	17,385,000	17,385	(16,768)	—	—	617
Contribution of services and payment of Company expenses by stockholders	—	—	421,376	—	—	421,376
Net loss	—	—	—	(586,833)	—	(586,833)	(586,833)
Change in cumulative translation adjustment	—	—	—	—	(15,775)	(15,775)	(15,775)

							$(602,608)

Balance, December 31, 2003	23,885,000	23,885	398,276	(599,721)	(15,969)	(193,529)
Contribution of services by stockholders (unaudited)	—	—	79,794	—	—	79,794
Net loss (unaudited)	—	—	—	(407,496)	—	(407,496)	(407,496)
Change in cumulative translation adjustment (unaudited)	—	—	—	—	(1,117)	(1,117)	(1,117)

							$(408,613)

Balance, March 31, 2004 (unaudited)	23,885,000	$23,885	$478,070	$(1,007,217)	$(17,086)	$(522,348)

Vistula Communications Services, Inc.

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods)

1.    NATURE OF ORGANIZATION

        VCS, Inc. (the Company) was incorporated on September 22, 2003 for the purpose of merging with two entities under common control, Vistula Limited (Vistula) and Cardlink Services Limited (Cardlink). The Company changed its name to Vistula Communications Services, Inc. on March 4, 2004

        Vistula is a provider of telephone and internet call services throughout the world. Cardlink is currently an inactive company that plans to be a provider of prepayment processing software to mobile network operators.

        Pursuant to the stock purchase agreement dated March 2, 2004, the Company exchanged 21,885,000 shares of common stock for the 21,885 outstanding shares of Cardlink and 2,000,000 shares of common stock for 1 outstanding share of Vistula. Prior to the share exchange, Cardlink was owned by a single control group, consisting of the Chairman of the Company's Board of Directors (the Chairman), along with members of his immediate family (who with the Chairman collectively owned a majority of Cardlink) and other shareholders bound by contract to act in concert with the Chairman with regards to the share exchange. Since its inception in August 2002 Vistula was owned entirely by an entity controlled by the Chairman and his immediate family.

        The Chairman and his immediate family acquired 98% of Cardlink from Metromedia International Telecommunications Inc. (MITI) on April 3, 2003 for $160. At the time of the acquisition and through the date of the share exchange with the Company, Cardlink was a dormant shell company, with only nominal assets and no operations. In June 2003, the Chairman and his immediate family distributed shares of Cardlink common stock to certain individuals and consultants (see Note 7). The distribution was designed to provide the individuals and consultants a specific percentage in the Company on a post-share exchange basis. As a condition of the stock grants, these shareholders contractually agreed to act in concert with the Chairman and his immediate family with respect to the share exchange with the Company. As a result, substantially all shares of both Cardlink and Vistula were controlled by the Chairman and his immediate family. Accordingly, the share exchange was accounted for as a reorganization of entities under common control. Pursuant to this accounting method, the accounts of the Company have been combined with those of Cardlink since April 3, 2003 and Vistula for all periods presented as if the entities were historically organized in a manner consistent with the share exchange. The assets and liabilities of Cardlink and Vistula are recorded at historical cost and the Company's equity accounts reflect the historical equity accounts of Cardlink and Vistula, as well as the par value of the Company shares issued in the share exchange.

        Since its inception, the Company has sustained its operations through funding provided by the Chairman, as well as contributed services by the Chairman and other stockholders. The Chairman has made various advances to the Company from a $3,000,000 credit facility established in the name of the Chairman, as well as from other of the Chairman's personal assets. The credit facility was established by the Chairman in February of 2003 and was first drawn upon by the Chairman in May of 2003. Under the credit facility, the lender may issue standby letters of credit for the benefit of third parties at the request of the Chairman. The obligations of the Chairman under the credit facility are secured by certain property in which the Chairman has a beneficial interest. As of August 27, 2004, the Chairman has drawn approximately $262,000 under this facility to pay expenses incurred and accrued by the Company and its affiliates. Five letters of credit in the aggregate amount of $624,000 have been issued by the lender under the credit facility in favor of vendors to the Company and its affiliates at the request of the Chairman. As of August 27, 2004, the amount of approximately $273,000 was undrawn and available under the credit facility. The Company may obtain future advances from the Chairman from both the credit facility and the Chairman's other personal assets in order to meet certain working capital needs. The Chairman may also cause the lender under the credit facility to issue standby letters of credit in favor of one or more of the Company's vendors to secure the Company's obligations to such vendor or vendors. While the Chairman is not obligated to provide these advances to the Company or to cause the lender to issue standby letters of credit in favor of the Company's vendors, the Company expects the Chairman to continue providing funds for operations in 2004 as and if needed, until such time that the Company raises external capital. In the absence of external capital, we will continue to be dependent on the Chairman to fund existing operations and provide growth capital. There can be no assurances that the Company can raise such capital on acceptable terms, if at all.

        The Company is subject to risks common to rapid growth technology-based companies, including a limited operating history, dependence on key personnel, the need to raise capital, rapid technological change, competition from substitute products and larger companies, and the need for the successful development and marketing of commercial products and services.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The accompanying unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the results for the interim periods have been included. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Interim results are not necessarily indicative of results to be expected for the entire fiscal year ending December 31, 2004. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the Company's latest audited annual financial statements. Those audited financial statements are included in the Company's report on Form 10-SB for the fiscal year ended December 31, 2003, which has been filed with the Securities and Exchange Commission (SEC).

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Foreign Currency

        The Company has adopted the United States dollar as its reporting currency, although the British pound is the functional currency of two of its wholly-owned operating subsidiaries. For reporting purposes, assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates that are in effect on the balance sheet date and equity accounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates, which are in effect during the year. Translation adjustments are accumulated in other comprehensive loss as a separate component of stockholders' deficit in the consolidated balance sheet. Transaction gains and losses are included in other income, in the consolidated statements of operations. Transaction gains (losses) were immaterial for the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002 and for the three months ended March 31, 2004 and 2003.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

  Accounts Receivable

        Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management's evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. At December 31, 2003 the Company did not record an allowance for doubtful accounts, nor have there been any write-offs since inception.

  Property and Equipment

        Property and equipment are stated at cost. Additions and improvements are capitalized, and ordinary repairs and maintenance are charged to expense as incurred.

        The Company provides for depreciation expense using the straight-line method over the estimated useful lives of the assets as follows:

Asset Classification	Estimated Useful Life
Telecommunications equipment	3-5 years

  Revenue Recognition

        The Company's revenue is derived primarily from fees charged to terminate voice services over the Company's network. The Company recognizes such revenue, net of reserves, when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company reserves for potential billing disputes at the time revenue is recognized. Such disputes can result from disagreements with customers regarding the duration, destination or rates charged for each call. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. Amounts billed in advance of the service month are recorded as deferred revenue and recognized as revenue as the underlying services are rendered.

        Reciprocal compensation is the amount paid by one carrier to complete particular calls on another local exchange carrier's network. Reciprocal compensation paid to and received from other carriers is based on contractual fixed rate per minute charges. The Company recognizes the receipt of reciprocal compensation as revenue and the cost of reciprocal compensation as expense.

        The Company has entered into transactions such as buying, selling, swapping or exchanging capacity to complete and complement its network. In general, these transactions represent the exchange of productive assets not held for sale in the ordinary course of business and, as such, do not result in the culmination of the earnings process. Accordingly, the Company does not recognize any revenue for these types of transactions. The Company accounts for the exchange of a non-monetary asset based on the recorded amount of the non-monetary asset relinquished with no gain or loss recognized in accordance with Accounting Principles Board (APB) Opinion No. 29, Accounting for Non-Monetary Transactions.

  Income Taxes

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax basis of assets and liabilities, and net operating loss carryforwards, using the enacted tax rates. Deferred income tax expense or benefit is based on changes in the asset or liability from period to period.

  Earnings (Loss) Per Share

        Basic earnings (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year plus the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. As discussed in Note 1, the weighted average number of common shares is based on the number of shares issued in the share exchange for Vistula for all periods presented, plus the weighted average shares issued for Cardlink as if such shares were issued on April 3, 2003.

  Concentration of Credit Risk and Significant Customers

        The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The Company has not experienced significant losses related to accounts receivable of individual customers or groups of customers in any particular industry or geographic area. At December 31, 2003 and 2002, the percentages of revenue and accounts receivable attributable to the Company's significant customers were as follows:

    2003

Customer	Revenue	Accounts Receivable
A	28%	17%
B	17	11
C	12	21
D	11	18
E	11	*
F	*	11

    2002

Customer	Revenue	Accounts Receivable
A	87%	83%
B	13	17

    *
    Customer did not represent more than 10% of total.

  Comprehensive Income

        The Company reports its comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income, which requires presentation of the components of comprehensive earnings. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of cumulative translation adjustment for the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002 and for the three months ended March 31, 2004 and 2003.

  Fair Value of Financial Instruments

        The carrying value of the Company's financial instruments, which include cash and receivables, approximate fair value due to the short maturities of those instruments.

  Recently Issued Accounting Standards

        In November 2002, the Financial Accounting Standard Board (FASB) issued Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. FIN 45 requires additional disclosure relating to guarantees and in some cases requires the recognition of a liability for the value of certain guarantees. FIN 45 is applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on Company's results of operations or financial position.

        In January 2003, the Emerging Issues Task Force (EITF), published EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF No. 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company's results of operations or financial position.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, as revised by FIN 46R to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, a company generally has included another entity in its combined financial statements only if it controlled the entity through voting interests. FIN 46 changes that guidance by requiring a variable interest entity, as defined, to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosure about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after December 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company believes that the application of FIN 46 will not have a material impact on the Company's results of operations or financial position.

        In April 2003, the FASB issued SFAS No. 149, Derivatives and Hedging, an Amendment of SFAS No. 133. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative as defined in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FASB Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of the initial recognition and initial measurement provisions of SFAS No. 150, effective June 1, 2003, did not have a material impact on the Company's results of operations or financial position.

3.    PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following at:

	December 31, 2003	March 31, 2004
Telecommunications equipment	$172,781	$2,092,438
Less—accumulated depreciation	22,841	32,615

	$149,940	$2,059,823

        Depreciation expense was $22,841 and $0 for the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002, respectively. Depreciation expense was $9,828 and $1,185 for the three months ended March 31, 2004 and 2003, respectively.

4.    ASSET PURCHASE

  Asset Purchase

        In January, 2004, the Company signed an agreement to purchase certain equipment from another entity in exchange for $2,000,000, less any fees, costs and expenses incurred by the Company to re-certify or re-license such assets by June 30, 2004. The agreement was amended on May 5, 2004. As a result of the amendment, the purchase price for the equipment is now $1,670,000 and 725,000 shares of common stock and the agreement has been extended through April 1, 2005. Under the agreement, the seller has the right to use all or part of the cash portion of the purchase price for the equipment to purchase shares of the Company's common stock at a price per share equal to:

  •
  if the Company's common stock is traded on a national securities exchange or quoted on the Nasdaq StockMarket, 85% of the average of the closing prices of the Company's common stock over a period of 20 trading days ending on the day that is three trading days before the closing of the acquisition of the equipment;

  •
  if the Company's common stock is not listed on a national securities exchange or quoted on the Nasdaq Stock Market but actively traded over-the-counter, 85% of the average of the closing bid and asked prices of the Company's common stock over a period of 20 trading days ending on the day that is three trading days before the closing of the acquisition of the equipment; or

  •
  in all other circumstances, the purchase price paid for the Company's common stock (or preferred stock convertible into the Company's common stock) by an unaffiliated investor in the Company's most recent equity financing which occurs prior to the closing of the acquisition of the equipment.

        In the event that the Company does not close on the purchase of the equipment by April 1, 2005, the Company will be required to pay a fee equal to $20,000 per month calculated from May 5, 2004 through April 1, 2005.

        The Company has accounted for the equipment purchase as a capital lease in accordance with SFAS No. 13 Accounting for Leases

        As of March 31, 2004, the Company has recorded the present value of the minimum lease payments as an asset of $1,855,835. The future minimum lease payments related to the capital lease is $2,000,000 which includes $144,165 related to interest. The Company recorded $28,833 related to interest expense on the capital lease for the period ended March 31, 2004. The Company does not have any minimum sublease rental income related to the capital lease. There are no contingent rentals during the three months ended March 31, 2004.

        The Company has deemed the amendment described above to be a modification of the lease pursuant to SFAS No. 13. As of May 5, 2004, the balance of the asset and associated capital lease obligation will be adjusted by an amount equal to the difference between the present value of the future minimum lease payments under the modified agreement and the present balance of the obligation, with no resulting gain or loss recognized. The Company accounted for the new conversion feature associated with the capital lease obligation pursuant to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, as amended by EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, whereby the company will measure the beneficial conversion feature on the amendment date but not record any charge until the contingencies are resolved.

5.    BALANCE SHEET DETAIL

        Accrued expenses consisted of the following for the three months ended March 31, 2004 and for the year ended December 31, 2003:

	March 31, 2004	December 31, 2003
	(unaudited)
Accrued professional fees	$220,261	$106,842
Deferred revenue	127,741	6,475
VAT payable	68,764	—
Salary	37,304	—
Other	22,592	—

	$476,662	$113,317

        Prepaid expenses and other current assets for the three months ended March 31, 2004 and for the year ended December 31, 2003:

	March 31, 2004	December 31, 2003
	(unaudited)
Prepaid call termination charges	$—	$101,449
Equipment rent	37,284	33,555
Other receivable	51,216	35,008
Other	7,567	—

	$96,067	$170,012

6.    INCOME TAXES

        The Company did not record a provision for Federal, state or foreign income taxes and for the three months ended March 31, 2004 or 2003 or for the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002 because the Company has experienced losses since inception. The Company has not recorded a benefit for deferred tax assets as their realizability is uncertain.

        The Company's combined effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

	2003	2002
Income tax benefit computed at the federal statutory rate	(34)%	(34)%
Foreign rate differential	4%	4%
Non-deductible contributed services	22%	—%
Change in valuation allowances	8%	30%
Other	—%	—%

Total	—%	—%

        Significant components of the Company's net deferred tax assets as of December 31, 2003 were as follows:

Deferred tax assets:
Foreign loss carryforwards	$49,638

Gross deferred tax assets	49,638
Deferred tax asset valuation allowance	(49,638)

Total deferred tax assets	$—

        The Company has gross foreign tax loss carryforwards of approximately $165,000 that are available to offset future liabilities for foreign income taxes. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for certain future foreign income tax benefits related to income tax loss carryforwards and temporary tax adjustments based on an assessment that it is more likely than not that these benefits will not be realized. During the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002, the valuation allowance increased by $49,638 and $0, respectively.

7.    COMMITMENTS AND CONTINGENCIES

  Service Agreement

        During September 2003, the Company entered into a services agreement with Telehouse International Corporation of Europe Limited (Telehouse) for the use of certain equipment and services.

        Future minimum service commitments for the years ended December 31 are as follows:

2004	$86,688
2005	86,688
2006	57,792

$231,168

        Services expense, classified as a cost of revenue in the accompanying consolidated statement of operations, under this agreement was $27,222 for the period ended December 31, 2003.

        The service agreement is also secured by a letter of credit which is personally guaranteed by the Chairman.

  Operating Lease

        During 2003, the Company entered into a non-cancelable operating lease for certain equipment. The operating lease expires in August 2004 and automatically renews for subsequent one year periods, unless terminated by either party. Rent expense under this operating lease was $55,000, $33,000 and $0 for the period ended December 31, 2003, March 31, 2004 and March 31, 2003, respectively. During February and August 2004, the Company entered into two non-cancelable leases for office space in Los Angeles, California and London, England, respectively. The London lease requires a minimum payment of approximately $2,700 per month and expires in January 2005. There was no expense recorded for this lease in any period presented. The California lease requires a minimum payment of $2,100 per month and expires in February 2005. The Company recorded approximately $5,000 of rent expense related to this lease during the period ended March 31, 2004.

        Future minimum lease commitments for these operating leases for the years ended December 31 are as follows:

2004	$90,000
2005	84,000

$174,000

  Credit Facility

        The Company's chairman and principal stockholder has established a $3,000,000 credit facility. The credit facility is secured by certain property in which the Company's chairman has a beneficial interest. The credit facility is guaranteed by the Company's wholly owned subsidiary, Vistula Limited. The lender under the credit facility requested that Vistula Limited provide the guarantee as a condition to providing the facility since it was anticipated that a portion of the drawings under the facility would be advanced to, or used to pay expenses of, Vistula Limited. Vistula Limited shall be required to perform its obligations under the guarantee in the event that our chairman fails to pay to the lender any amounts payable under the credit facility when due under the facility. The maximum potential amount of future payments the guarantor could be required to make under the guarantee is $3,000,000, plus interest, fees, costs and expenses payable to the lender under the credit facility. The guarantee shall continue in effect until all of the obligations and liabilities of the Company's chairman under the credit facility have been paid or satisfied in full. The Company has no recourse provisions that would enable them to recover monies from third parties with respect to amounts it is required to pay under the guarantee. The Company does not have any collateral it could obtain to recover amounts paid under the guarantee. The facility was initiated in February 2003 and is payable on demand. Interest will accrue at the bank's base rate plus 2% for the first $300,000 of borrowings and the bank's base rate plus 5% on all additional borrowings. The balance outstanding under the credit facility on August 27, 2004 was $2,727,000. The Company evaluated the fair value of the guarantee in accordance with Financial Accounting Standards Board Interpretation Number 45 (FIN 45) and determined the value to be immaterial to the financial statements and, as a result, no liability has been recorded.

        In conjunction with this credit facility, the lender under the credit facility issued irrevocable standby letters of credit in favor of five of the Company's vendors. The standby letters of credit allow for draws up to $624,000. The standby letters of credit were issued in order to obtain credit from the Company's vendors.

  Litigation

        The Company from time to time may become a party to various legal proceedings arising in the ordinary course of business. Management will evaluate these claims as they arise with the assistance of legal counsel and will make accounting entries and disclosures as appropriate.

8.    RELATED PARTY TRANSACTIONS

  Contributed Services

        During the year ended December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002 certain stockholders contributed services to the Company. Pursuant to Staff Accounting Bulletin Topic 5T (SAB.T.5T), the Company recorded compensation and a corresponding credit to additional paid in capital of approximately $110,000, $27,500 and $27,500 for these services during the year ended December 31, 2003 and three months ended March 31, 2004 and March 31, 2003, respectively. This charge was not recorded during the period from inception (August 30, 2002) through December 31, 2002 as the Company was still in its earliest stages of development.

  Expenses Paid By Stockholder

        During the year ended December 31, 2003 and for the three months ended March 31, 2004 the Chairman and another stockholder paid certain legal, accounting and operating expenses on behalf of the Company. Pursuant to SAB.T.5T, expenses not expected to be repaid of approximately $311,000, $52,000 and $0 were recorded as expense and charged to additional paid in capital for the year ended December 31, 2003 and the three months ended March 31, 2004 and March 31, 2003, respectively. Expenses that are expected to be repaid of $64,602 and $57,204 are included in due to stockholder at December 31, 2003 and March 31, 2004, respectively. The amounts due to stockholder do not bear interest expense.

  Common Stock

        In June 2003, the Company issued 17,385,000 shares of common stock to employees and consultants for services performed as discussed further in Note 1. The Company recorded $617 of compensation expense related to the issuance of these shares.

9.    INVESTMENT BANKING AGREEMENT

        In October 2003, the Company entered into a service agreement with an investment bank. Pursuant to the agreement, the Company issued 419,406 shares of common stock to the investment bank in lieu of service fees in May 2004. The Company recorded $188,733 as administrative expense upon issuance of these shares in accordance with EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

10.    EARNINGS PER SHARE

        Diluted earnings per common share is equal to basic earnings per common share because there are no outstanding equity instruments convertible to common stock at March 31, 2004 or at December 31, 2003 and 2002. The following table is the computation of basic and diluted earnings per common share computed in the manner described in Note 2:

	March 31, 2004	March 31, 2003	2003	2002
	(unaudited)	(unaudited)
Net loss available for common shares and assumed conversions	$(407,496)	(29,268)	$(586,833)	$(12,888)

Weighted-average basic and diluted common shares outstanding	23,885,000	2,000,000	18,413,750	2,000,000

Net loss per common share basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.01)

11.    GEOGRAPHIC AND SEGMENT INFORMATION

        Financial information by geographic area for the year ending December 31, 2003 and for the period from inception (August 30, 2002) through December 31, 2002 were as follows:

	2003	2002
Service revenue:
United States	$515,120	$6,669
United Kingdom	139,546	79,688
Europe (excluding U.K.)	585,091	12,154

	$1,239,757	$98,541

Loss from operations:
United States	$102,824	$2,345
United Kingdom	(808,459)	(19,487)
Europe (excluding U.K.)	117,018	4,254

	$(588,617)	$(12,888)

Tangible long-lived assets:
United States	$—
United Kingdom	149,940
Europe (excluding U.K.)	—

	$149,940

        The Company is currently managed through one business segment, namely, the Vistula Companies. This includes Vistula Limited and Vistula USA, Inc. which are aggregators of wholesale telecommunications services to Tier 1 and Tier 2 telecommunications carriers. The Vistula Companies have switching facilities in London and Los Angeles and interconnect agreements with suppliers in these locations. As described in Note 1, Cardlink has been inactive since being acquired by the Chairman and his immediate family and therefore does not currently represent an active business segment.

12.    SUBSEQUENT EVENTS

  Stock Based Compensation

        In February 2004 the board of directors adopted the 2004 Stock Incentive Plan (the 'Plan'). Under the Plan, the Company may grant incentive stock options, non-statutory stock options and restricted stock which aggregate 6,000,000 shares of the Company's common stock. The Board has the authority to select the employees, officers, directors, consultants and advisors to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% (110% in the case of incentive stock options granted to a stockholder owning in excess of 10% of the Company's common stock) of the fair market value of the common stock as of the date of grant and (iv) the duration of the option, which may be up to 10 years or provided that incentive stock options issued to a stockholder owning in excess of 10% of the Company's common stock, may not have a term of more than five years.

        On May 5, 2004, the Company granted 2,750,000 stock options to certain employees for services to be provided. Each stock option provides the grantee the right to purchase from the Company one share of the Company's $.001 par value common stock at an exercise price of $0.10 per share. The stock options expire on May 5, 2009 and vest according to the following schedule:

Fully vested on grant	250,000
June 30, 2004	250,000
July 1, 2004	500,000
September 30, 2004	250,000
October 1, 2004	500,000
December 31, 2004	250,000
January 1, 2005	500,000
March 31, 2005	250,000

Total	2,750,000

        Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation requires the measurement of the fair value of stock options and warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123, as amended by Statement of Financial Accounting Standard (SFAS) No. 148, Accounting for Stock-Based Compensation.

        On May 5, 2004, the Company issued 75,000 options to purchase common stock to a director. The options have an exercise price of $0.05 and vest in five equal quarterly installments. The Company has recorded the difference between the fair market value of the Company's stock and the exercise price as compensation expense.

  Common Stock

        On May 5, 2004, the Company sold 100,000 shares of common stock to a director at $0.05 per share for total proceeds of $5,000. The Company has recorded the difference between the fair market value of the Company's common stock and the $0.05 purchase price per share of these shares as compensation expense.

  Employment Agreements

        In January, 2004, the Company entered into employment agreements with three key individuals. These agreements have initial terms that begin on January 1, 2004 and end between March 2005 and June 2005 and may be renewed for successive annual terms if both the Company and the employee agree in writing. The agreements annually provide for salaries totaling $300,000, as well as bonuses totaling $285,000 if certain Company performance goals are achieved as defined in the agreement. If the Company elects to terminate the employees without cause, the employees are entitled to receive severance payments equal to six months of their salaries. The Company accrued $60,000 for the period ended March 31, 2004. Two of the employees resigned effective June 30, 2004 and based on new severance agreements, the Company recorded aggregate compensation expense of $42,000.

  Amendment to Certificate of Incorporation (unaudited)

        On July 20, 2004, the Company's certificate of incorporation was amended to increase its authorized common stock from 40,000,000 shares to 100,000,000 shares and to create a new class of authorized preferred stock consisting of 10,000,000 shares.

  Issuance of Convertible Promissory Notes (unaudited)

        On July 2, 2004, we entered into a note subscription agreement with the J. Rothschild Assurance Self Invested Personal Pension Plan No.2, the sole beneficiary of which is our chairman, chief executive officer and president, Mr. Rupert Galliers-Pratt. The note subscription agreement was amended and restated on August 11, 2004. Under the amended and restated note subscription agreement, we issued and sold to Mr. Galliers-Pratt's pension plan a convertible promissory note in the principal amount of $125,000 on July 12, 2004 and we issued and sold to the pension plan a convertible promissory note in the principal amount of $50,000 on August 11, 2004. Both convertible promissory notes have a one year term, accrue interest at the rate of 7% per annum and are convertible into shares of our common stock at the price of $1.50 per share.

  Distribution and Marketing Agreement (unaudited)

        On August 11, 2004, the Company entered into a distribution and marketing agreement with NetYantra Inc. and NetYantra India Pvt. Ltd. (collectively, "NetYantra") pursuant to which NetYantra grants to the Company the exclusive worldwide rights (other than in India where NetYantra is headquartered and subject to certain existing distribution agreements) to market and distribute the Company's V-Cube™ IP-PBX software platform to Tier 1 carriers, telecommunications equipment manufacturers, internet service providers, large corporations, SMEs and other business entities and individual retail customers. Under the distribution and marketing agreement, in consideration for the marketing and distribution rights granted to the Company by NetYantra, the Company is required to:

  •
  pay NetYantra the amount of $150,000 on one or more payments within 30 days of signing of the agreement and the amount of $250,000 on the day immediately following the first anniversary of the signing of the agreement; and

  •
  pay NetYantra fifty percent of certain net revenues which the Company derives from distribution of the V-Cube™ platform.

        In addition, in the event that the Company's common stock is quoted or traded on a stock market on or before the first anniversary of the agreement, the Company must also issue to NetYantra shares of the Company's common stock having a market value of $1,000,000 based on the opening price of the Company's common stock on the first day of trading (or, at the Company's option, pay to NetYantra a cash payment of $1,000,000 instead of issuing such shares).

        The Agreement is for an initial term of five years. NetYantra may elect to terminate the exclusivity granted to the Company under the Agreement after a period of two years for any reason.

PART III

EXHIBITS

Exhibit Number	Exhibit Description
*2.1	Stock Purchase Agreement, dated as of March 2, 2004, by and among VCS, Inc., Vistula Limited, Cardlink Services Limited, Executive Management Services Limited and the Stockholders of Cardlink Services Limited.
*2.2	Asset Purchase Agreement, dated as of January 5, 2004, by and between VCS, Inc. and MRS Partners LLC.
*2.3
Amendment and Indemnification Agreement, dated as of May 5, 2004, by and between Vistula Communications Services, Inc., MRS Partners LLC and Manuel Vierra, Pepper Snyder, Steven Ziswasser, Seymour Ziswasser, and Kirk Rossman.
*3.1	Certificate of Incorporation filed with the Delaware Secretary of State on September 22, 2003.
*3.2	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on January 23, 2004.
*3.3	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on March 4, 2004.
*3.4	Bylaws adopted on September 22, 2003.
3.5	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on July 20, 2004.
*10.1	Vistula Communications Services, Inc. 2004 Stock Incentive Plan.
*10.2	Amended and Restated Employment and Noncompetition Agreement, dated as of May 5, 2004, by and between Vistula Communications Services, Inc., Vistula USA, Inc. and Mark Scully.
*10.3	Amended and Restated Employment and Noncompetition Agreement, dated as of May 5, 2004, by and between Vistula Communications Services, Inc., Vistula USA, Inc. and Eric Pomeroy.
*10.4	Amended and Restated Employment and Noncompetition Agreement, dated as of May 5, 2004, by and between Vistula Communications Services, Inc., Vistula USA, Inc. and Edward DeMent.
*10.5	Non-Statutory Stock Option, dated as of May 5, 2004, by and between Vistula Communications Services, Inc. and Mark Scully.
*10.6	Non-Statutory Stock Option, dated as of May 5, 2004, by and between Vistula Communications Services, Inc. and Edward DeMent.
*10.7	Non-Statutory Stock Option, dated as of May 5, 2004, by and between Vistula Communications Services, Inc. and Eric Pomeroy.
*10.8	Telehouse FM Services Agreement, dated as of September 3, 2003, by and between Vistula Limited and Telehouse International Corporation of Europe Limited.
*10.9	Preferred Partner Agreement, dated as of December 16, 2003, by and between Vistula Limited and Telstra Europe Limited.

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*10.10	Resale Agreement, dated as of September 4, 2003, by and between Vistula Limited and Telstra Europe Limited.
*10.11	Reciprocal International Telecommunications Services Carrier Agreement, dated as of January 20, 2004, by and between Vistula Limited and SwissFone Inc.
*10.12	Service Agreement, dated as of September 1, 2003, by and between Vistula Limited and iBasis Global, Inc.
*10.13	Qwest Wholesale Services Agreement, dated as of February 27, 2004, by and between Vistula Limited and Qwest Communications Corporation.
*10.14	Reciprocal Telecommunications Services Agreement, dated as of January 23, 2004, by and between Vistula Limited and Teleglobe International Ltd.
*10.15	Primus Telecommunications Limited Carrier Services Agreement, dated as of February 16, 2004, by and between Vistula Limited and Primus Telecommunications Limited.
*10.16	Reciprocal Telecommunications Services Agreement, dated as of December 2, 2002, by and between Vistula Limited and Bharti Telesonic Ltd.
*10.17	International Switched Telecommunications Services Agreement, dated as of August 8, 2003, by and between Vistula Limited and Elitetele SA.
*10.18	Global IP Network Service Agreement, dated as of February 10, 2004, by and between Vistula Limited and NTT Europe Ltd.
*10.19	Reciprocal International Carrier Service Agreement, dated as of April 15, 2004, by and between Vistula USA, Inc. and KDDI America, Inc.
10.20	License Agreement, dated as of March 1, 2004, by and between Vistula USA, Inc. and US Colo, LLC.
10.21	Distribution and Marketing Agreement, dated as of August 11, 2004, by and between NetYantra Inc. and Vistula Communications Services, Inc.
10.22
Amended and Restated Note Subscription Agreement, dated as of August 11, 2004, by and between J. Rothschild Assurance Self Invested PPP#2 F/B/O Rupert Anthony Galliers-Pratt and Vistula Communications Services, Inc.
10.23	Convertible Promissory Note, dated as of July 12, 2004, issued to J. Rothschild Assurance Self Invested PPP#2 F/B/O Rupert Anthony Galliers-Pratt in the principal amount of $125,000.
10.24	Convertible Promissory Note, dated as of August 11, 2004, issued to J. Rothschild Assurance Self Invested PPP#2 F/B/O Rupert Anthony Galliers-Pratt in the principal amount of $50,000.
10.25	Letter Agreement, dated as of August 23, 2004, by and between Mossbarton Limited and Vistula Limited.
*21.1	List of Subsidiaries of the Registrant.

*
Previously filed.

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SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Vistula Communications Services, Inc.
November 22, 2004 Date	/s/ GEORGE R. VAUGHN By: George R. Vaughn, Chief Financial Officer, Treasurer and Secretary

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